FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2020

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 26 June, 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 26 June 2020
DIP – Notice of Separate Meetings

Exhibit 99

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF NOTEHOLDERS. IF NOTEHOLDERSARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD SEEK THEIR OWN FINANCIAL AND LEGAL ADVICE, INCLUDING IN RESPECT OF ANY TAX CONSEQUENCES, IMMEDIATELY FROM THEIR BROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL, TAX OR LEGAL ADVISER.

UNILEVER N.V.

(incorporated with limited liability in The Netherlands and having its corporate seat in Rotterdam, The Netherlands)

and

UNILEVER PLC

(incorporated with limited liability in England and Wales)

(each, an “Issuer” and together, the “Issuers”)

NOTICE OF SEPARATE MEETINGS

                                 of the holders of the following Notes:

Issuer	Guarantor	ISIN	Description	Principal amount outstanding1	Applicable Trust Deed	Applicable Time2
DIP Notes
NV	PLC, UNUS	XS1654191623	€500,000,000 0.000 per cent. Notes due July 2021	€500,000,000	2016 Trust Deed	9:30 a.m.
NV	PLC, UNUS	XS1178970106	€750,000,000 0.500 per cent. Notes due February 2022	€750,000,000	2014 Trust Deed	9:35 a.m.
NV	PLC, UNUS	XS1566100977	€600,000,000 0.375 per cent. Notes due February 2023	€600,000,000	2016 Trust Deed	9:40 a.m.
NV	PLC, UNUS	XS1241577490	€500,000,000 1.000 per cent. Notes due June 2023	€500,000,000	2015 Trust Deed	9:45 a.m.
NV	PLC, UNUS	XS1769090728	€500,000,000 0.500 per cent. Notes due August 2023	€500,000,000	2016 Trust Deed	9:50 a.m.
NV	PLC, UNUS	XS1403014936	€500,000,000 0.500 per cent. Notes due April 2024	€500,000,000	2016 Trust Deed	9:55 a.m.
NV	PLC, UNUS	XS2147133495	€1,000,000,000 1.250 per cent. Notes due March 2025	€1,000,000,000	2019 Trust Deed	10:00 a.m.
NV	PLC, UNUS	XS1654192191	€650,000,000 0.875 per cent. Notes due July 2025	€650,000,000	2016 Trust Deed	10:05 a.m.
NV	PLC, UNUS	XS1769090991	€700,000,000 1.125 per cent. Notes due February 2027	€700,000,000	2016 Trust Deed	10:10 a.m.
NV	PLC, UNUS	XS1566101603	€600,000,000 1.000 per cent. Notes due February 2027	€600,000,000	2016 Trust Deed	10:15 a.m.
NV	PLC, UNUS	XS1403015156	€700,000,000 1.125 per cent. Notes due April 2028	€700,000,000	2016 Trust Deed	10:20 a.m.
NV	PLC, UNUS	XS1654192274	€750,000,000 1.375 per cent. Notes due July 2029	€750,000,000	2016 Trust Deed	10:25 a.m.
NV	PLC, UNUS	XS2147133578	€1,000,000,000 1.750 per cent. Notes due March 2030	€1,000,000,000	2019 Trust Deed	10:30 a.m.
NV	PLC, UNUS	XS1769091296	€800,000,000 1.625 per cent. Notes due February 2033	€800,000,000	2016 Trust Deed	10:35 a.m.
PLC	NV, UNUS	XS1560644830	£350,000,000 1.125 per cent. Notes due February 2022	£350,000,000	2016 Trust Deed	10:40 a.m.
PLC	NV, UNUS	XS1684780031	£250,000,000 1.375 per cent. Notes due September 2024	£250,000,000	2016 Trust Deed	10:45 a.m.
PLC	NV, UNUS	XS2008921277	£500,000,000 1.500 per cent. Notes due July 2026	£500,000,000	2019 Trust Deed	10:50 a.m.
PLC	NV, UNUS	XS1684780205	£250,000,000 1.875 per cent. Notes due September 2029	£250,000,000	2016 Trust Deed	10:55 a.m.
PLC	NV, UNUS	XS2008925344	€650,000,000 1.500 per cent. Notes due June 2039	€650,000,000	2019 Trust Deed	11:00 a.m.
Standalone Notes
NV	PLC, UNUS	XS1873208950	€650,000,000 0.500 per cent. Bonds due January 2025	€650,000,000	2025 Bonds Trust Deed	11:05 a.m.
NV	PLC, UNUS	XS1873209172	€650,000,000 1.375 per cent. Bonds due September 2030	€650,000,000	2030 Bonds Trust Deed	11:10 a.m.

(each a “Series” and together the “Notes”).

NOTICE IS HEREBY GIVEN that, pursuant to the provisions of, in the case of the DIP Notes, The Eighth Schedule or, in the case of the Standalone Notes, Schedule 3, in each case of the Applicable Trust Deed in respect of each Series (as set out in the table above), separate meetings (each a “Meeting” and together the “Meetings”) of the holders of each Series (the “Noteholders”) convened by Unilever N.V. (“NV”) or Unilever PLC (“PLC”) as Issuer, as the case may be, will be held via videoconference on 22 July 2020 at the Applicable Time in respect of each Series (as set out in the table above) for the purpose of considering and, if thought fit, passing the applicable resolution set out below, which will be proposed as an Extraordinary Resolution at the relevant Meeting in accordance with the provisions for the meetings of Noteholders set out, in the case of the DIP Notes, in The Eighth Schedule or, in the case of the Standalone Notes, in Schedule 3, in each case of the Applicable Trust Deed.

Unless the context otherwise requires, capitalised terms used but not defined in this Notice of Meetings shall have the meaning given in the Applicable Trust Deed, the terms and conditions of the Notes of the relevant Series (the “Conditions”) or the relevant Extraordinary Resolution, as applicable.

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €500,000,000 0.000 PER CENT. NOTES DUE JULY 2021

         “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €500,000,000 0.000 per cent. Notes due July 2021 (the “Notes”) of Unilever N.V. (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the “Issuer Substitution”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 27 July 2017 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(b)
the Consent Solicitation not having been terminated;

(c)
the passing of this Extraordinary Resolution;

(d)
the passing of the relevant Shareholder Resolutions; and

(e)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of the Issuer and PLC;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between PLC and the Issuer carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“PLC” means Unilever PLC;

“Shareholder Resolutions” means the resolutions of the Issuer’s shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €750,000,000 0.500 PER CENT. NOTES DUE FEBRUARY 2022

           “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €750,000,000 0.500 per cent. Notes due February 2022 (the “Notes”) of Unilever N.V. (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Nineteenth Supplemental Trust Deed dated 2 May 2014 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the “Issuer Substitution”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 30 January 2015 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of the Issuer and PLC;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between PLC and the Issuer carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions; “New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“PLC” means Unilever PLC;

“Shareholder Resolutions” means the resolutions of the Issuer’s shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €600,000,000 0.375 PER CENT. NOTES DUE FEBRUARY 2023

       “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €600,000,000 0.375 per cent. Notes due February 2023 (the “Notes”) of Unilever N.V. (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the “Issuer Substitution”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 10 February 2017 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of the Issuer and PLC;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between PLC and the Issuer carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“PLC” means Unilever PLC;

“Shareholder Resolutions” means the resolutions of the Issuer’s shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €500,000,000 1.000 PER CENT. NOTES DUE JUNE 2023

    “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €500,000,000 1.000 per cent. Notes due June 2023 (the “Notes”) of Unilever N.V. (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twentieth Supplemental Trust Deed dated 1 May 2015 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the “Issuer Substitution”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 1 June 2015 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of the Issuer and PLC;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between PLC and the Issuer carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“PLC” means Unilever PLC;

“Shareholder Resolutions” means the resolutions of the Issuer’s shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €500,000,000 0.500 PER CENT. NOTES DUE AUGUST 2023

     “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €500,000,000 0.500 per cent. Notes due August 2023 (the “Notes”) of Unilever N.V. (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the “Issuer Substitution”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 8 February 2018 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of the Issuer and PLC;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between PLC and the Issuer carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions; “New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“PLC” means Unilever PLC;

“Shareholder Resolutions” means the resolutions of the Issuer’s shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €500,000,000 0.500 PER CENT. NOTES DUE APRIL 2024

     “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €500,000,000 0.500 per cent. Notes due April 2024 (the “Notes”) of Unilever N.V. (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the “Issuer Substitution”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 27 April 2016 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of the Issuer and PLC;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between PLC and the Issuer carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“PLC” means Unilever PLC;

“Shareholder Resolutions” means the resolutions of the Issuer’s shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €1,000,000,000 1.250 PER CENT. NOTES DUE MARCH 2025

     “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €1,000,000,000 1.250 per cent. Notes due March 2025 (the “Notes”) of Unilever N.V. (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty Second Supplemental Trust Deed dated 15 May 2019 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the “Issuer Substitution”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 23 March 2020 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of the Issuer and PLC;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between PLC and the Issuer carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“PLC” means Unilever PLC;

“Shareholder Resolutions” means the resolutions of the Issuer’s shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €650,000,000 0.875 PER CENT. NOTES DUE JULY 2025

      “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €650,000,000 0.875 per cent. Notes due July 2025 (the “Notes”) of Unilever N.V. (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the “Issuer Substitution”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 27 July 2017 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of the Issuer and PLC;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between PLC and the Issuer carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“PLC” means Unilever PLC;

“Shareholder Resolutions” means the resolutions of the Issuer’s shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €700,000,000 1.125 PER CENT. NOTES DUE FEBRUARY 2027

       “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €700,000,000 1.125 per cent. Notes due February 2027 (the “Notes”) of Unilever N.V. (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the “Issuer Substitution”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 8 February 2018 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of the Issuer and PLC;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between PLC and the Issuer carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“PLC” means Unilever PLC;

“Shareholder Resolutions” means the resolutions of the Issuer’s shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €600,000,000 1.000 PER CENT. NOTES DUE FEBRUARY 2027

      “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €600,000,000 1.000 per cent. Notes due February 2027 (the “Notes”) of Unilever N.V. (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the “Issuer Substitution”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 10 February 2017 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of the Issuer and PLC;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between PLC and the Issuer carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“PLC” means Unilever PLC;

“Shareholder Resolutions” means the resolutions of the Issuer’s shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €700,000,000 1.125 PER CENT. NOTES DUE APRIL 2028

      “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €700,000,000 1.125 per cent. Notes due April 2028 (the “Notes”) of Unilever N.V. (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the “Issuer Substitution”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 27 April 2016 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of the Issuer and PLC;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between PLC and the Issuer carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“PLC” means Unilever PLC;

“Shareholder Resolutions” means the resolutions of the Issuer’s shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €750,000,000 1.375 PER CENT. NOTES DUE JULY 2029

      “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €750,000,000 1.375 per cent. Notes due July 2029 (the “Notes”) of Unilever N.V. (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the “Issuer Substitution”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 27 July 2017 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of the Issuer and PLC;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between PLC and the Issuer carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“PLC” means Unilever PLC;

“Shareholder Resolutions” means the resolutions of the Issuer’s shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €1,000,000,000 1.750 PER CENT. NOTES DUE MARCH 2030

      “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €1,000,000,000 1.750 per cent. Notes due March 2030 (the “Notes”) of Unilever N.V. (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty Second Supplemental Trust Deed dated 15 May 2019 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the “Issuer Substitution”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 23 March 2020 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of the Issuer and PLC;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between PLC and the Issuer carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions; “New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“PLC” means Unilever PLC;

“Shareholder Resolutions” means the resolutions of the Issuer’s shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €800,000,000 1.625 PER CENT. NOTES DUE FEBRUARY 2033

       “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €800,000,000 1.625 per cent. Notes due February 2033 (the “Notes”) of Unilever N.V. (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the “Issuer Substitution”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 8 February 2018 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule I of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule I of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of the Issuer and PLC;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between PLC and the Issuer carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“PLC” means Unilever PLC;

“Shareholder Resolutions” means the resolutions of the Issuer’s shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE £350,000,000 1.125 PER CENT. NOTES DUE FEBRUARY 2022

“THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding £350,000,000 1.125 per cent. Notes due February 2022 (the “Notes”) of Unilever PLC (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever N.V. and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the release of NV from its obligations as a Guarantor under the Notes and the Trust Deed (the “Guarantor Release”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 1 February 2017 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Guarantor Release and Unification as described in the form of supplemental trust deed in Schedule II of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Guarantor Release or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors and the Trustee to execute a supplemental trust deed to effect the release and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule II of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the release, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, release, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the release, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the release, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the release, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(a)
the passing of this Extraordinary Resolution;

(b)
the passing of the relevant Shareholder Resolutions; and

(c)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of NV and the Issuer;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between the Issuer and NV carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV” means Unilever N.V.;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“Shareholder Resolutions” means the resolutions of NV shareholders and the Issuer’s shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which the Issuer will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, NV, the Issuer and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, the Issuer and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE £250,000,000 1.375 PER CENT. NOTES DUE SEPTEMBER 2024

        “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding £250,000,000 1.375 per cent. Notes due September 2024 (the “Notes”) of Unilever PLC (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever N.V. and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the release of NV from its obligations as a Guarantor under the Notes and the Trust Deed (the “Guarantor Release”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 13 September 2017 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Guarantor Release and Unification as described in the form of supplemental trust deed in Schedule II of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Guarantor Release or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors and the Trustee to execute a supplemental trust deed to effect the release and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule II of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the release, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, release, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the release, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the release, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the release, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(a)
the passing of this Extraordinary Resolution;

(b)
the passing of the relevant Shareholder Resolutions; and

(c)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of NV and the Issuer;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between the Issuer and NV carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV” means Unilever N.V.;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“Shareholder Resolutions” means the resolutions of NV shareholders and the Issuer’s shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which the Issuer will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, NV, the Issuer and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, the Issuer and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE £500,000,000 1.500 PER CENT. NOTES DUE JULY 2026

      “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding £500,000,000 1.500 per cent. Notes due July 2026 (the “Notes”) of Unilever PLC (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever N.V. and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty Second Supplemental Trust Deed dated 15 May 2019 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the release of NV from its obligations as a Guarantor under the Notes and the Trust Deed (the “Guarantor Release”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 7 June 2019 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Guarantor Release and Unification as described in the form of supplemental trust deed in Schedule II of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Guarantor Release or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors and the Trustee to execute a supplemental trust deed to effect the release and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule II of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the release, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, release, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the release, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the release, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the release, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(a)
the passing of this Extraordinary Resolution;

(b)
the passing of the relevant Shareholder Resolutions; and

(c)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of NV and the Issuer;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between the Issuer and NV carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV” means Unilever N.V.;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“Shareholder Resolutions” means the resolutions of NV shareholders and the Issuer’s shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which the Issuer will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, NV, the Issuer and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, the Issuer and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE £250,000,000 1.875 PER CENT. NOTES DUE SEPTEMBER 2029

       “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding £250,000,000 1.875 per cent. Notes due September 2029 (the “Notes”) of Unilever PLC (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever N.V. and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the release of NV from its obligations as a Guarantor under the Notes and the Trust Deed (the “Guarantor Release”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 13 September 2017 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Guarantor Release and Unification as described in the form of supplemental trust deed in Schedule II of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Guarantor Release or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors and the Trustee to execute a supplemental trust deed to effect the release and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule II of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the release, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, release, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the release, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the release, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the release, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(a)
the passing of this Extraordinary Resolution;

(b)
the passing of the relevant Shareholder Resolutions; and

(c)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of NV and the Issuer;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between the Issuer and NV carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV” means Unilever N.V.;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“Shareholder Resolutions” means the resolutions of NV shareholders and the Issuer’s shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which the Issuer will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, NV, the Issuer and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, the Issuer and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €650,000,000 1.500 PER CENT. NOTES DUE JUNE 2039

       “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €650,000,000 1.500 per cent. Notes due June 2039 (the “Notes”) of Unilever PLC (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever N.V. and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 22 July 1994 as supplemented by the Twenty Second Supplemental Trust Deed dated 15 May 2019 (the “Trust Deed”) and made between the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the release of NV from its obligations as a Guarantor under the Notes and the Trust Deed (the “Guarantor Release”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in The Fourth Schedule to the Trust Deed and as completed by the Final Terms applicable to the Notes dated 7 June 2019 (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Guarantor Release and Unification as described in the form of supplemental trust deed in Schedule II of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Guarantor Release or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors and the Trustee to execute a supplemental trust deed to effect the release and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule II of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the release, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, release, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the release, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the release, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the release, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(a)
the passing of this Extraordinary Resolution;

(b)
the passing of the relevant Shareholder Resolutions; and

(c)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of NV and the Issuer;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between the Issuer and NV carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV” means Unilever N.V.;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“Shareholder Resolutions” means the resolutions of NV shareholders and the Issuer’s shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which the Issuer will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, NV, the Issuer and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, the Issuer and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €650,000,000 0.500 PER CENT. BONDS DUE JANUARY 2025

      “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €650,000,000 0.500 per cent. Bonds due January 2025 (the “Notes”) of Unilever N.V. (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 4 September 2018 (the “Trust Deed”) and made between, inter alia, the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the “Issuer Substitution”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in Schedule 1 to the Trust Deed (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule III of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule III of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of the Issuer and PLC;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between PLC and the Issuer carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“PLC” means Unilever PLC;

“Shareholder Resolutions” means the resolutions of the Issuer’s shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

EXTRAORDINARY RESOLUTION

IN RESPECT OF THE €650,000,000 1.375 PER CENT. BONDS DUE SEPTEMBER 2030

      “THAT this Meeting of the holders (together, the “Noteholders”) of the presently outstanding €650,000,000 1.375 per cent. Bonds due September 2030 (the “Notes”) of Unilever N.V. (the “Issuer”, which expression includes any successor thereto) guaranteed by Unilever PLC and Unilever United States, Inc. (together, the “Guarantors”), issued with the benefit of a trust deed dated 4 September 2018 (the “Trust Deed”) and made between, inter alia, the Issuer, the Guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”):

1.
(subject to paragraph 4 of this Extraordinary Resolution) assents to (i) the substitution of New Bond Sub as “issuer” of the Notes and the release of the Issuer from its obligations under the Notes and the Trust Deed, such substitution to be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to a supplemental trust deed executed as referred to in paragraph 2 of this Extraordinary Resolution (the “Issuer Substitution”), (ii) the modification of (a) the terms and conditions of the Notes, as set out in Schedule 1 to the Trust Deed (the “Conditions”) and (b) the Trust Deed, to include certain amendments in relation to the Issuer Substitution and Unification as described in the form of supplemental trust deed in Schedule III of the Notice of Meetings and (iii) the waiver of any Default that has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger;

2.
(subject to paragraph 4 of this Extraordinary Resolution) authorises, directs, requests and empowers:

(a)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute a supplemental trust deed to effect the substitution and modifications referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule III of the Notice of Meetings;

(b)
the Issuer, the Guarantors and the Trustee to execute a waiver letter to effect the waivers referred to in paragraph 1 of this Extraordinary Resolution, in the form or substantially in the form set out in Schedule IV of the Notice of Meetings; and

(c)
the Issuer, the Guarantors, New Bond Sub and the Trustee to execute and to do all such other deeds, instruments, acts and things as may be necessary, desirable or expedient in their sole opinion to carry out and to give effect to this Extraordinary Resolution and the implementation of the substitution, modifications and waivers referred to in this Extraordinary Resolution including, without limitation, the execution of any supplemental agency agreement in respect of the Notes, in the form or substantially in the form made available to Noteholders for inspection;

3.
(subject to paragraph 4 of this Extraordinary Resolution) sanctions every abrogation, substitution, modification, waiver, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer and the Guarantors whether or not such rights arise under the Conditions, the Trust Deed or otherwise, involved in, resulting from or to be effected by the substitution, amendments or waivers referred to in paragraph 1 of this Extraordinary Resolution and their implementation;

4.
discharges, holds harmless, indemnifies and exonerates the Trustee from all liability for which it may have become or may become liable under the Trust Deed in respect of any act or omission including, without limitation, in connection with this Extraordinary Resolution or its implementation, the substitution, modifications and waivers referred to in this Extraordinary Resolution and any act or omission taken in connection with this Extraordinary Resolution or the implementation of the substitution, modifications and waivers referred to herein;

5.
waives any claim Noteholders may have against the Trustee as a result of any liability they may suffer or incur as a result of acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that this Extraordinary Resolution is not valid or binding);

6.
approves that the Trustee be and is hereby authorised and instructed not to obtain any legal opinions in relation to, or to enquire into the power and the capacity of any person to enter into the supplemental trust deed or any other amendments to the Trust Deed or the Conditions, of the due execution and delivery thereof by any party thereto or the validity and enforceability thereof;

7.
declares that the implementation of this Extraordinary Resolution shall be conditional on:

(a)
the Consent Solicitation not having been terminated;

(b)
the passing of this Extraordinary Resolution;

(c)
the passing of the relevant Shareholder Resolutions; and

(d)
the occurrence of the NV Demerger Effective Date,

provided that the implementation of the waivers referred to in paragraph 1 of this Extraordinary Resolution shall be conditional only on the passing of this Extraordinary Resolution; and

8.
acknowledges that the following terms, as used in this Extraordinary Resolution, shall have the meanings given below:

“Common Draft Terms of Merger” means the common draft terms of merger made by the boards of the Issuer and PLC;

“Consent Solicitation” means the invitation by the Issuer to all Noteholders to consent to the modification of the Conditions relating to the Notes as described in the Consent Solicitation Memorandum and as the same may be amended in accordance with its terms;

“Consent Solicitation Memorandum” means the consent solicitation memorandum dated 26 June 2020 prepared by the Issuer in relation to the Consent Solicitation;

“Cross-Border Merger” means the cross-border merger between PLC and the Issuer carried out as a “merger by absorption” for the purposes of the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes) pursuant to the Common Draft Terms of Merger;

“Default” has the meaning given to such term in the Conditions;

“New Bond Sub” means a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of The Netherlands and to have its corporate seat in The Netherlands and to be registered with the Dutch Trade Register of the Chamber of Commerce;

“Notice of Meetings” means the notice convening the meeting of the Noteholders dated 26 June 2020;

“NV Demerger” means the Dutch legal demerger pursuant to which New Bond Sub will be incorporated and the Notes will become obligations of New Bond Sub;

“NV Demerger Effective Date” means the date (and, where relevant, time) on which the NV Demerger becomes effective in accordance with Dutch law, being the day after the execution of the demerger deed in respect of the NV Demerger by a Dutch civil law notary;

“PLC” means Unilever PLC;

“Shareholder Resolutions” means the resolutions of the Issuer’s shareholders and PLC shareholders to approve the Cross-Border Merger, the NV Demerger and certain other steps relating to Unification;

“Unification” means the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever Group; and

“Unilever Group” means (i) prior to the implementation of Unification, the Issuer, PLC and their respective group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) and (ii) on and following the implementation of Unification, PLC and its group companies (being those companies required to be consolidated in accordance with United Kingdom legislative requirements relating to consolidated accounts).”

Background

The Issuers have convened the Meetings for the purpose of enabling the holders of Notes of each Series to consider and resolve, if they think fit, to pass the Extraordinary Resolution proposed in relation to the Notes of the relevant Series.

On 11 June 2020, Unilever announced plans to unify its Group legal structure under a single parent company, PLC, creating a simpler company, with greater strategic flexibility, that is better positioned for future success.

It is proposed that Unification will be implemented through the Cross-Border Merger, as a result of which PLC will become the single parent company of the Unilever Group.

Prior to the implementation of Unification, New Bond Sub will be incorporated pursuant to the NV Demerger, which will become effective shortly before the Cross-Border Merger becomes effective. New Bond Sub will be a finance company established for the purpose of raising debt for the Unilever Group and will conduct no business operations and will have no subsidiaries of its own. As part of the NV Demerger, the NV Notes will become obligations of New Bond Sub.

In conjunction with Unification, Unilever intends to seek approval from the relevant Noteholders of the proposed amendments set out in this Notice of Meetings (the “Proposed Amendments”). Unilever is seeking approval by the Noteholders of (i) the substitution of New Bond Sub in place of NV as issuer of the Notes issued by NV, with the existing guarantees from PLC and UNUS remaining in force, (ii) the release of NV’s obligations as guarantor of the Notes issued by PLC, with the existing guarantee from UNUS remaining in force, (iii) such other consequential amendments to the relevant Conditions as set out in this Notice of Meetings in order to facilitate such substitution or release, as applicable, and (iv) the waiver of any event of default that has arisen or would otherwise arise in respect of the relevant Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Cross-Border Merger, the Issuer Substitution or Guarantor Release, as applicable.

The Issuer Substitution will be effected pursuant to the NV Demerger and, to the extent not effected pursuant to the NV Demerger, pursuant to the applicable Supplemental Trust Deed. The other Proposed Amendments will be implemented pursuant to Supplemental Trust Deeds, the forms of which are set out in Schedules I, II and III hereto, subject to satisfaction of the conditions listed in paragraph 7 of the relevant Extraordinary Resolution set out above, which include the occurrence of the NV Demerger Effective Date.

The implementation of the waivers referred to paragraph 1 of the relevant Extraordinary Resolution set out above is subject only to the passing of the relevant Extraordinary Resolution set out above. The form of the waiver letter pursuant to which such waivers will be implemented is set out in Schedule IV hereto.

Following Unification, the Unilever Group will produce a set of consolidated accounts for PLC and its subsidiaries (the “Consolidated Accounts”). Each of PLC and New Bond Sub will produce standalone entity financial statements (the “Entity Accounts”), which are not consolidated accounts. The Entity Accounts together with the Consolidated Accounts are referred to as the “Accounts”.

It is intended that new debt issued pursuant to Unilever’s European debt issuance programme will have (i) New Bond Sub or PLC as issuer and (ii) the benefit of guarantees by PLC and UNUS (in the case of new debt issued by New Bond Sub) or by UNUS only (in the case of new debt issued by PLC). For the avoidance of doubt, Unilever Capital Corporation will remain issuer in respect of notes currently outstanding from Unilever’s SEC-registered shelf.

Consent Solicitations

The relevant Issuer has invited eligible holders of the Notes of each Series (each such invitation a “Consent Solicitation”) to consent to the approval, by Extraordinary Resolution at the relevant Meeting, of the modification of the Conditions relating to the relevant Series and certain other matters as described in paragraph 1 of the relevant Extraordinary Resolution as set out above, all as further described in the Consent Solicitation Memorandum (as defined in paragraph 8 of the Extraordinary Resolutions set out above).

Noteholders may obtain, from the date of this Notice of Meetings, a copy of the Consent Solicitation Memorandum from the Tabulation Agent, the contact details for which are set out below. In order to receive a copy of the Consent Solicitation Memorandum, a Noteholder will be required to provide confirmation as to his or her status as a Noteholder.

Pursuant to each Consent Solicitation, each Noteholder from whom a valid Consent Instruction (as defined in the Consent Solicitation Memorandum) is received by the Tabulation Agent by the deadline specified in the Consent Solicitation Memorandum will, subject to the conditions set out in the Consent Solicitation Memorandum, be eligible to receive payment of an amount equal to 0.05 per cent. of the principal amount of the relevant Notes that are the subject of such Consent Instruction (the “Early Participation Fee”), all as more fully described in the Consent Solicitation Memorandum.

General

Copies of (i) the relevant Trust Deed (as amended, restated and/or supplemented as at the issue date of each Series of Notes); and (ii) the current draft of the supplemental trust deeds, supplemental agency agreements and the waiver letter as referred to in each Extraordinary Resolution set out above are also available for inspection by Noteholders (a) on and from the date of this Notice of Meetings up to and including the date of the Meetings, at the specified offices of the Tabulation Agent during normal business hours on any week day (Saturdays, Sundays and public holidays excepted) up to and including the date of the Meetings and (b) at the Meetings and via videoconference for 15 minutes before the Meetings. Any revised version of the relevant draft supplemental trust deed, the relevant supplemental agency agreement and the waiver letter will be made available as described above and marked to indicate changes to the draft made available on the date of this Notice of Meetings, and will supersede the previous draft of the relevant document and Noteholders will be deemed to have notice of any such changes.

The attention of Noteholders is particularly drawn to the procedures for voting, quorum and other requirements for the passing of the Extraordinary Resolutions at the Meetings or any meeting held following any adjournment of any Meeting, which are set out in “Voting and Quorum” below. Having regard to such requirements, Noteholders are strongly urged either to attend via videoconference) the relevant Meeting or to take steps to be represented at the relevant Meeting (including by way of submitting Consent Instructions) as soon as possible.

Interpretation

As used in this Notice of Meetings:

“2014 Trust Deed” means the trust deed dated 22 July 1994 as supplemented by the Nineteenth Supplemental Trust Deed dated 2 May 2014 made between, inter alia, NV, PLC and the Trustee;

“2015 Trust Deed” means the trust deed dated 22 July 1994 as supplemented by the Twentieth Supplemental Trust Deed dated 1 May 2015 made between, inter alia, NV, PLC and the Trustee;

“2016 Trust Deed” means the trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 made between, inter alia, NV, PLC and the Trustee;

“2019 Trust Deed” means the trust deed dated 22 July 1994 as supplemented by the Twenty Second Supplemental Trust Deed dated 15 May 2019 made between, inter alia, NV, PLC and the Trustee;

“2025 Bonds Trust Deed” means the trust deed dated 4 September 2018 made between, inter alia, NV, PLC and the Trustee;

“2030 Bonds Trust Deed” means the trust deed dated 4 September 2018 made between, inter alia, NV, PLC and the Trustee;

“Applicable Trust Deed” means the 2014 Trust Deed, the 2015 Trust Deed, the 2016 Trust Deed, the 2019 Trust Deed, the 2025 Bonds Trust Deed or the 2030 Bonds Trust Deed (as the case may be);

“DIP Notes” means the Series of Notes issued pursuant to the Programme by NV or PLC, as applicable, as listed on the table on the front page of this Notice of Meetings under the heading DIP Notes;

“Programme” means the U.S.$15,000,000,000 Debt Issuance Programme of NV and PLC;

“Standalone Notes” means the Series of Notes issued on a standalone basis by NV, as listed in the table on the front page of this Notice of Meetings under the heading Standalone Notes; and

“Trustee” means The Law Debenture Trust Corporation p.l.c.

Voting and Quorum

Noteholders who have submitted and not revoked (in the limited circumstances in which revocation is permitted) a valid Consent Instruction in respect of the relevant Extraordinary Resolution by 9:30 a.m. (London time) on 20 July 2020 (the “Expiration Deadline”), by which they will have given instructions for the appointment of one or more representatives of the Tabulation Agent by the relevant Paying Agent as their proxy to vote in favour of or against (as specified in the relevant Consent Instruction) the relevant Extraordinary Resolution at the relevant Meeting (or any adjourned such Meeting), or abstain from voting (as the case may be), need take no further action to be represented at the relevant Meeting (or any such adjourned such Meeting).

Noteholders who have not submitted or have submitted and subsequently revoked (in the limited circumstances in which such revocation is permitted) a Consent Instruction in respect of the relevant Extraordinary Resolution should take note of the provisions set out below detailing how such Noteholders can attend (via videoconference) or take steps to be represented at the relevant Meeting (references to which, for the purpose of such provisions, include, unless the context otherwise requires, any adjourned such Meeting).

1.
Subject as set out below, the provisions governing the convening and holding of each Meeting are set out, in the case of the DIP Notes, in The Eighth Schedule to the Applicable Trust Deed and, in the case of the Standalone Notes, in Schedule 3 to the Applicable Trust Deed, copies of which are available from the date of this Notice of Meetings to the conclusion of the Meetings (or any adjourned Meetings) as referred to above. For the purposes of the Meetings, a “Noteholder” means a Direct Participant (as defined below).

2.
All of the Notes are represented by global Notes held by a common safekeeper for Euroclear and/or Clearstream, Luxembourg. For the purposes of this Notice of Meetings, a “Direct Participant” means each person who is for the time being shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a particular principal amount of the Notes.

A Direct Participant or beneficial owner of Notes wishing to attend (via videoconference) the relevant Meeting in person must produce at the relevant Meeting a valid voting certificate or certificates issued by a Paying Agent relating to the Notes in respect of which it wishes to vote. The Meetings will be held via videoconference. Noteholders wishing to attend the videoconference in respect of the relevant Meeting may obtain dial-in details for the relevant Meeting from the Tabulation Agent using the notice details set out below, upon the Tabulation Agent being satisfied that any Noteholder requesting the same has provided evidence of their holdings of the relevant Series of Notes.

A Direct Participant or beneficial owner of Notes not wishing to attend and vote at the relevant Meeting in person may either deliver its valid voting certificate(s) to the person whom it wishes to attend (via videoconference) on its behalf or the Direct Participant may (or the beneficial owner of the Notes may arrange for the relevant Direct Participant on its behalf to) give a voting instruction (by giving voting and blocking instructions to Euroclear or Clearstream, Luxembourg (a “Euroclear/Clearstream Instruction”) in accordance with the procedures of Euroclear or Clearstream, Luxembourg) requiring a Paying Agent to include the votes attributable to its Notes in a block voting instruction issued by the Paying Agent for the relevant Meeting or any adjourned such Meeting, in which case the Paying Agent shall appoint a proxy to attend (via videoconference) and vote at such Meeting in accordance with such Direct Participant’s instructions.

A Direct Participant must request the relevant clearing system to block the relevant Notes in its account and to hold the same to the order or under the control of the relevant Paying Agent not later than 48 hours before the time appointed for holding the relevant Meeting in order to obtain voting certificates or give voting instructions in respect of such Meeting. In the case of Euroclear/Clearstream Instructions, such blocking instructions are part of the electronic instructions that must be given. Notes so blocked will not be released until the earlier of:

(i)
the conclusion of the relevant Meeting (or, if applicable, any adjourned such Meeting); and

(ii)

(A)
in respect of voting certificate(s), the surrender to the relevant Paying Agent of such voting certificate(s) and notification by the relevant Paying Agent to the relevant clearing system of such surrender or the compliance in such any other manner with the rules of the relevant clearing system relating to such surrender; or

(B)
in respect of voting instructions, not less than 48 hours before the time for which the relevant Meeting (or, if applicable, any adjourned such Meeting) is convened, the notification in writing of any revocation of a Direct Participant’s previous instructions to the relevant Paying Agent and the same then being notified in writing by the relevant Paying Agent to the Issuer at least 24 hours before the time appointed for holding the relevant Meeting and such Notes ceasing in accordance with the procedures of the relevant clearing system and with the agreement of the relevant Paying Agent to be held to its order or under its control.

Noteholders should note that voting instructions (unless validly revoked) given and voting certificates obtained in respect of a Meeting shall remain valid for any adjourned such Meeting.

3.
The quorum required at any Meeting is shown in the table below.

	Original Meeting	Adjourned Meeting
DIP Notes	Two or more persons present and holding or representing in aggregate a clear majority in principal amount of the relevant Series of DIP Notes for the time being outstanding	Two or more persons present and holding or representing in aggregate any principal amount of the relevant Series of DIP Notes for the time being outstanding
Standalone Notes	Two or more Noteholders or agents (each as defined in the Applicable Trust Deed) present in person representing 66 per cent. in principal amount of the relevant Series for the time being outstanding	Two or more Noteholders or agents (each as defined in the Applicable Trust Deed) present in person representing 33 per cent. in principal amount of the relevant Series for the time being outstanding

If a quorum is not present (i) in respect of the DIP Notes, within 30 minutes and (ii) in respect of the Standalone Notes, within 15 minutes, after the time appointed for the relevant Meeting, such Meeting will be adjourned for a period being not less than 14 days and not more than 42 days, to be held via videoconference, and at a time appointed by the Chairman and the relevant Extraordinary Resolution will be considered at such adjourned Meeting (notice of which will be given to the Noteholders in accordance with the Conditions and the Applicable Trust Deed). The quorum at any such adjourned Meeting will be two or more persons present holding Notes or voting certificates or being proxies or representatives and holding or representing in aggregate the proportion of the relevant Series shown in the table above. The holding of any adjourned Meeting will be subject to the Issuer giving, in the case of DIP Notes, at least 14 days’ notice and, in the case of Standalone Notes, at least 10 clear days’ notice, in each case in accordance with the relevant Conditions and the Applicable Trust Deed that such adjourned Meeting is to be held.

4.
Every question submitted to a Meeting shall be decided in the first instance by a show of hands.

Unless a poll is (before or at the time that the result on a show of hands is declared) demanded by the Chairman, the Issuer, any Guarantor or any Noteholder present or proxy or representative holding not less than (i) in respect of the DIP Notes, one-fiftieth of the principal amount of the Notes of the relevant Series for the time being outstanding, and (ii) in respect of the Standalone Notes, two per cent. of the relevant Series of Standalone Notes, a declaration by the Chairman that a resolution has been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the relevant Extraordinary Resolution.

At each Meeting (a) on a show of hands every person who is present in person and produces a voting certificate or is a proxy or representative shall have one vote and (b) on a poll every person who is so present shall have (x) in the case of DIP Notes, one vote in respect of each EUR/GBP 1 (as applicable) in principal amount of the outstanding Notes of the relevant Series so represented by the voting certificate or in respect of which that person is a proxy or representative or (y) in the case of the Standalone Notes, one vote in respect of each EUR 1,000 in principal amount of the outstanding Notes of the relevant Series so represented by the voting certificate or in respect of which that person is a proxy or representative.

5.
To be passed at the relevant Meeting, an Extraordinary Resolution requires a majority in favour consisting of not less than three-fourths of the votes cast. If passed, an Extraordinary Resolution will be binding on all Noteholders of the relevant Series, whether or not present at the relevant Meeting and whether or not voting.

This Notice of Meetings is given by Unilever N.V. and Unilever PLC.

Noteholders should contact the following for further information:

The Solicitation Agents
           Deutsche Bank AG, London Branch
           Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Telephone:
+44 20 7545 8011
Attention:
       Liability Management Group

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

Telephone:
+44 20 7992 6237
         Attention:
                         Liability Management Group
       email:
                                           LM_EMEA@hsbc.com

UBS AG London Branch
           5 Broadgate
London EC2M 2QS
United Kingdom

 Telephone:
+44 20 7158 1121

          Attention:
                      Liability Management Group
       email:
                                      ol-liabilitymanagement-eu@ubs.com

Tabulation Agent

Lucid Issuer Services Limited (Attention: Paul Kamminga, Telephone: +44 20 7704 0880, Email: unilever@lucid-is.com)

Dated: 26 June 2020

1 Notes of any Series which are held by or on behalf of the relevant Issuer, the Guarantors or any Group Company (as defined in the Applicable Trust Deed), in each case as beneficial owner, are deemed not to be outstanding.
2 The Applicable Time will be as set out in this column or as soon as possible thereafter as the immediately preceding Meeting of Noteholders shall have been concluded or adjourned.

SCHEDULE I TO NOTICE OF MEETINGS

FORM OF SUPPLEMENTAL TRUST DEED IN RESPECT OF DIP NOTES ISSUED BY NV

Dated [●] 2020
UNILEVER N.V. and UNILEVER PLC and [NEW BOND SUB] and UNILEVER JAPAN HOLDINGS K.K. and UNILEVER UNITED STATES, INC. and THE LAW DEBENTURE TRUST CORPORATION P.L.C.
SUPPLEMENTAL TRUST DEEDrelating to certain series of Notes issued by Unilever N.V. pursuant to the U.S.$15,000,000,000 Debt Issuance Programme as set out in the Schedule

Ref: L-294827

Linklaters LLP

This Supplemental Trust Deed is made this [●] day of [●], 2020 by:

(1)
UNILEVER N.V., a public limited liability company incorporated under the laws of The Netherlands whose corporate seat is in Rotterdam, The Netherlands having its registered office at Weena 455, PO Box 760, 3000 DK Rotterdam, The Netherlands and registered with the Dutch Trade Register of the Chamber of Commerce under number 24051830 (“NV”);

(2)
UNILEVER PLC, a company incorporated under the laws of England, whose registered office is at Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom (“PLC”);

(3)
[NEW BOND SUB], a private company with limited liability incorporated under the laws of The Netherlands whose corporate seat is in [●], The Netherlands having its registered office at [●] and registered with the Dutch Trade Register of the Chamber of Commerce under number [●] (“New Bond Sub”);

(4)
UNILEVER JAPAN HOLDINGS K.K., a company incorporated under the laws of Japan, whose registered office is at 1-1, Kamimeguro 2-chome, Meguro-ku, Tokyo 153-8578, Japan (“UJH”);

(5)
UNILEVER UNITED STATES, INC., a company incorporated under the laws of the State of Delaware, United States of America, whose registered office is at 1209 Orange Street, Wilmington, Delaware 19801, United States of America (“UNUS”); and

(6)
THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated under the laws of England, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the “Trustee”).

Whereas:

(A)
NV has issued the notes set out in the Schedule to this Supplemental Trust Deed (each a “Series” and together, the “Notes”) as constituted by the trust deed dated 22 July 1994 made between NV, PLC and UJH as issuers, PLC, NV and UNUS as guarantors and the Trustee (such trust deed, as amended and restated or supplemented in accordance with its terms as at the issue date of the relevant Series, the “relevant Trust Deed”).

(B)
On [●] 2020, New Bond Sub was incorporated pursuant to a Dutch statutory demerger (juridische splitsing) of NV (the “NV Demerger”). As part of the NV Demerger, the Notes became obligations of New Bond Sub.

(C)
On or around [●] 2020, pursuant to the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes), NV and PLC will merge by way of a cross-border merger carried out as a “merger by absorption” (the “Cross-Border Merger”) whereby PLC will acquire all the assets, liabilities and legal relationships of NV under universal succession of title and NV will cease to exist (the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever group referred to herein as “Unification”).

(D)
Pursuant to Extraordinary Resolutions passed by holders of each Series of the Notes, the Noteholders have agreed to (i) the substitution of New Bond Sub as Issuer of the Notes (as effected pursuant to the NV Demerger) (the “Issuer Substitution”), (ii) certain amendments to the terms and conditions of the relevant Series which will be effected and implemented pursuant to this Supplemental Trust Deed and (iii) direct the Trustee to waive any Default which has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger pursuant to a waiver letter dated [●] 2020.

(E)
The guarantees provided by PLC and UNUS in respect of the Notes will continue to remain in full force and effect.

(F)
This Supplemental Trust Deed is supplemental to the relevant Trust Deed in respect of each Series.

Now therefore this Supplemental Trust Deed witnesseth and it is hereby declared as follows:

1
Definitions and Interpretation

1.1 To the extent to which the same are applicable and unless otherwise defined herein, the definitions and provisions contained in Clause 1 of the relevant Trust Deed shall apply to and be incorporated in this Supplemental Trust Deed (including the recitals hereto)

1.2 The relevant Trust Deed and this Supplemental Trust Deed shall henceforth be read and construed together as one trust deed in respect of the Notes only.

1.3 References herein to the “2019 Trust Deed Notes” are to the €1,000,000,000 1.250 per cent. Notes due March 2025 issued by NV and guaranteed by PLC and UNUS (ISIN: XS2147133495) and the €1,000,000,000 1.750 per cent. Notes due March 2030 issued by NV and guaranteed by PLC and UNUS (ISIN: XS2147133578).

1.4 References herein to the “2019 Trust Deed” are to the trust deed dated 22 July 1994 as supplemented by the Twenty Second Supplemental Trust Deed dated 15 May 2019 made between NV, PLC, UNUS and the Trustee.

2
Release of NV as issuer

To the extent not effected in accordance with the terms of the NV Demerger, NV (the “Retiring Issuer”) is hereby released from all its obligations, undertakings and covenants as issuer under the relevant Trust Deeds and the Notes.

3
Assumption of obligations by New Bond Sub as Issuer

To the extent not effected in accordance with the terms of the NV Demerger, New Bond Sub hereby unconditionally and irrevocably accepts the assumption of and agrees to be bound by and subject to all obligations and liabilities pursuant to the Conditions of the relevant Series of Notes and the relevant Trust Deeds of the Retiring Issuer as Issuer of the Notes and accordingly all the provisions of the Conditions of the relevant Series of Notes and the relevant Trust Deeds relating to the Retiring Issuer as Issuer shall mutatis mutandis apply to New Bond Sub in all respects as if New Bond Sub had been party to the relevant Trust Deeds.

All references to “the Issuer”, “the relevant Issuer”, “Unilever N.V.” or “N.V.” as issuer in the relevant Conditions and the relevant Trust Deeds shall be deemed to be references to “New Bond Sub” as issuer and a definition of New Bond Sub shall be included in Clause 1 of each of the relevant Trust Deeds as follows:

“New Bond Sub” means [●], a private company with limited liability incorporated under the laws of The Netherlands whose corporate seat is in [●], The Netherlands having its registered office at [●] and registered with the Dutch Trade Register of the Chamber of Commerce under number [●].

4
Continuing guarantees

Each of PLC and UNUS hereby confirms that the guarantees provided by it in respect of the Notes will continue to remain in full force and effect following the execution of this Supplemental Trust Deed.

5
Additional amendments to the relevant Conditions

5.1 Condition 4 of the relevant Conditions is hereby amended as follows:

“4
Negative Pledge

So long as any Notes remain outstanding (as defined in the Trust Deed):

(a)

New Bond Sub will not create or have outstanding any mortgage, charge, lien, pledge or other security interest, upon the whole or any part of its undertaking or assets (including any uncalled capital), present or future; and

(b)

 ~~neither N.V. nor~~ PLC will not create or have outstanding any mortgage, charge, lien, pledge or other security interest, upon the whole or any substantial part of its undertaking or assets (including any uncalled capital), present or future, to secure any Indebtedness of any person (or any guarantee or indemnity given in respect thereof) unless the Notes and the Coupons shall be secured by such mortgage, charge, lien, pledge or other security interest equally and rateably therewith in the same manner or in a manner satisfactory to the Trustee or such other security for the Notes and Coupons shall be provided as the Trustee shall, in its absolute discretion, deem not less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of Noteholders provided that the restriction contained in this Condition shall not apply to:

(i)
any mortgage, charge, lien, pledge or other security interest arising solely by mandatory operation of law; and

(ii)
any security over assets of New Bond Sub ~~N.V.~~ or, as the case may be, PLC arising pursuant to the Algemene Voorwaarden (general terms and conditions) of the Nederlandse Vereniging van Banken (Dutch Bankers’ Association) and/or similar terms applied by financial institutions, if and insofar as applicable.

For the purposes of this Condition:

“Indebtedness” means any loan or other indebtedness in the form of, or represented by, bonds, notes, debentures or other securities which at the time of issue thereof either is, or is intended to be, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other recognised securities market and which by its terms has an initial stated maturity of more than one year; and

“substantial” means~~, in relation to each of N.V. and PLC,~~ an aggregate amount equal to or greater than 25 per cent. of the aggregate value of the fixed assets and current assets of ~~N.V.,~~ PLC and its ~~their~~ group companies (being those companies required to be consolidated in accordance with ~~Netherlands and~~ United Kingdom legislative requirements relating to consolidated accounts) (the “Unilever Group”, and any company within the Unilever Group being referred to herein as a “Group Company”), such value and such assets being determined by reference to the then most recently published audited consolidated balance sheet of the Unilever Group. A report by the auditors of PLC ~~Auditors (as defined in the Trust Deed)~~ that, in their opinion, (1) the amounts shown in a certificate provided by ~~N.V. and~~ PLC (showing the fixed assets and current assets of the relevant part and those fixed assets and current assets expressed as a percentage of the fixed assets and current assets of the Unilever Group) have been accurately extracted from the accounting records of the Unilever Group, and (2) the percentage of the fixed assets and current assets of that part to the fixed assets and the current assets of the Unilever Group has been correctly calculated, shall, in the absence of manifest error, be conclusive evidence of the matters to which it relates.”

5.2 In respect of all Series of Notes other than the 2019 Trust Deed Notes, Condition 7(h) of the relevant Conditions is hereby amended as follows:

“7(h)
Purchase of Notes

The Issuer, each Guarantor and any other Group Company may at any time purchase Notes at any price in the open market or otherwise. If purchases are made by tender, tenders must be made available to all Noteholders alike.”

5.3 In respect of all Series of Notes, Condition 10(A)(i) and the final paragraph of Condition 10 of the relevant Conditions are hereby amended as follows:

“(i)	for any reason the guarantee of ~~either N.V. or~~ PLC in respect of the Notes ceases to be in full force and effect.
For the purposes of paragraphs (f), (g) and (h) the expression “a substantial part” means a part whose value is equal to or greater than 25 per cent. of the aggregate value of the fixed assets and current assets of the Unilever Group, such value and such assets being determined by reference to the then most recently published audited consolidated balance sheet of the Unilever Group. A report by the auditors of PLC ~~the relevant company~~ that, in their opinion, (i) the amounts shown in a certificate provided by ~~N.V. and~~ PLC (showing the fixed assets and current assets of the relevant part and those fixed assets and current assets expressed as a percentage of the fixed assets and current assets of the Unilever Group) have been correctly extracted from the accounting records of the Unilever Group and (ii) the percentage of the fixed assets and current assets of that part to the fixed assets and the current assets of the Unilever Group has been correctly calculated, shall, in the absence of manifest error, be conclusive evidence of the matters to which it relates.”

6
Amendments to the relevant Trust Deeds

6.1 The definition of Auditors in the relevant Trust Deeds is hereby deleted.

6.2 The definition of Group Company in the relevant Trust Deeds is hereby replaced with the following:

“Group Company” has the meaning set out in the Conditions.

6.3 In respect of each relevant Trust Deed other than the 2019 Trust Deed, Clause 17(B)(i)(c) of each such relevant Trust Deed is hereby replaced with the following:

“in the case of a substitution of a new principal debtor, an unconditional and irrevocable guarantee ~~of (a) N.V. and PLC or, (b) where N.V. or PLC becomes the principal debtor, PLC or, as the case may be, N.V. and UNUS (in each case),~~ shall have been given by PLC (except where PLC is the new principal debtor) and UNUS (except where UJH is the new principal debtor) in form and substance satisfactory to the Trustee of the payment of all moneys payable by the Substituted Company under these presents, the Notes, the Receipts and the Coupons;”

6.4 In respect of the 2019 Trust Deed only, Clause 17(B)(i)(c) is hereby replaced with the following:

“in the case of a Group Company Substitution only, an unconditional and irrevocable guarantee ~~of (a) N.V. and PLC or, (b) where N.V. or PLC becomes the principal debtor, PLC or, as the case may be, N.V. and UNUS (in each case),~~ shall have been given by PLC (except where PLC is the new principal debtor) and UNUS (except where UJH is the new principal debtor) in form and substance satisfactory to the Trustee of the payment of all moneys payable by the Substituted Company under these presents, the Notes, the Receipts and the Coupons;”

6.5 References to “N.V. or PLC” and “N.V. and PLC” in Clause 17(C) of each relevant Trust Deed are hereby replaced with references to “PLC”.

6.6 References to “N.V. or PLC” in Clause 18(A) of each relevant Trust Deed are hereby replaced with references to “PLC”.

6.7 References to “N.V. or PLC or any of their respective group companies” in Clause 21 of each relevant Trust Deed are hereby replaced with references to “PLC or any of its group companies”.

6.8 References to “N.V. or PLC” in Clause 22 of each relevant Trust Deed are hereby replaced with references to “PLC”.

7
Incorporation of Terms

It is declared that there shall be deemed to be incorporated in this Supplemental Trust Deed all the covenants, undertakings, powers, obligations and/or other provisions of the relevant Trust Deeds, the Schedules thereto, the Conditions of the relevant Series relating to or affecting the Issuers or the Guarantors, as the case may be, in the same manner and to the same extent as if the same had been, mutatis mutandis, set out in full in this Supplemental Trust Deed and made applicable to New Bond Sub as issuer, and (without prejudice to the generality of the foregoing) New Bond Sub accordingly covenants in favour of the Trustee to duly perform and observe and be bound by the said covenants, undertakings, powers, obligations and/or other provisions imposed on or relating to or affecting it by or under the Trust Deed or the Schedules or the Conditions.

8
Notices

Any notice or demand to New Bond Sub or any approval or certificate of the Trustee required to be given, made or served for any purpose of these presents shall be given, made or served by sending the same by pre-paid post (first-class if inland, airmail if overseas), telex or by facsimile copy or by delivering the same by hand as follows:

[New Bond Sub]

Address:
[●]
Fax:
                  [●]
Attention:
[●]

9
Notice to Noteholders

New Bond Sub hereby covenants with the Trustee that, as soon as practicable, and not later than 14 days after the date hereof it shall give, or procure to be given, notice of the entry into this Supplemental Trust Deed to the Noteholders (in a form previously approved by the Trustee) in accordance with Condition 14.

10
Counterparts

This Supplemental Trust Deed may be executed in any number of counterparts, each of which shall be identical and all of which, when taken together, shall constitute one and the same instrument and any one of the parties hereby may execute this Supplemental Trust Deed by signing any such counterpart.

11
Rights of Third Parties

The parties to this Supplemental Trust Deed do not intend that any term of this Supplemental Trust Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Supplemental Trust Deed.

12
Governing Law

This Supplemental Trust Deed, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, the laws of England.

13
Jurisdiction

In relation to all claims arising hereunder (including a claim relating to any non contractual obligations arising out of or in connection with this Supplemental Trust Deed) NV,PLC, UJH, UNUS and New Bond Sub severally agree that the courts of England are to have jurisdiction to settle any such claim and that accordingly any suit, action or proceedings (together referred to as “Proceedings”) arising hereunder may be brought in such courts.

Nothing contained in this Clause shall limit any right to take proceedings against NV, PLC, UJH, UNUS and New Bond Sub in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not. Each of NV, PLC, UJH, UNUS and New Bond Sub irrevocably agrees that any legal proceedings or any demand or any notice may be made or served on it by the same being posted in a prepaid registered or recorded delivery letter addressed to it at the address set out in Clause 32 of the relevant Trust Deed for the time being of PLC (or at such other office as it may have notified in writing to the Trustee and as the Trustee shall from time to time have approved) and marked for the attention of the Group Secretary of PLC or such other official of PLC as NV, UJH, UNUS or New Bond Sub may have notified in writing to the Trustee and the Trustee shall from time to time have approved.

In witness whereof this Supplemental Trust Deed has been executed as a deed by the parties hereto and is intended to be and is hereby delivered on the date first above written.

EXECUTED as a DEED by ______________________ as attorney for UNILEVER PLC in the presence of:
Witness’s signature
Name
Address
Occupation

EXECUTED as a DEED by [NEW BOND SUB] represented by Unilever N.V. as its sole managing director by:
EXECUTED as a DEED by UNILEVER N.V. (having its corporate seat in Rotterdam, The Netherlands)acting by in the capacity as Duly Authorised Attorney under its authority acting by:

EXECUTED as a DEED by the said UNILEVER JAPAN HOLDINGS K.K. acting by under its authority:

EXECUTED as a DEED by the said UNILEVER UNITED STATES, INC. acting by under its authority:

EXECUTED and DELIVERED as a DEED by THE LAW DEBENTURE TRUST CORPORATION P.L.C. acting by two directors/a director and a secretary:
Director

Director/Secretary Representing Law Debenture Corporate Services Ltd

Schedule to the Supplemental Trust Deed

ISIN	Description
XS1654191623	€500,000,000 0.000 per cent. Notes due July 2021
XS1178970106	€750,000,000 0.500 per cent. Notes due February 2022
XS1566100977	€600,000,000 0.375 per cent. Notes due February 2023
XS1241577490	€500,000,000 1.000 per cent. Notes due June 2023
XS1769090728	€500,000,000 0.500 per cent. Notes due August 2023
XS1403014936	€500,000,000 0.500 per cent. Notes due April 2024
XS2147133495	€1,000,000,000 1.250 per cent. Notes due March 2025
XS1654192191	€650,000,000 0.875 per cent. Notes due July 2025
XS1769090991	€700,000,000 1.125 per cent. Notes due February 2027
XS1566101603	€600,000,000 1.000 per cent. Notes due February 2027
XS1403015156	€700,000,000 1.125 per cent. Notes due April 2028
XS1654192274	€750,000,000 1.375 per cent. Notes due July 2029
XS2147133578	€1,000,000,000 1.750 per cent. Notes due March 2030
XS1769091296	€800,000,000 1.625 per cent. Notes due February 2033

SCHEDULE II TO NOTICE OF MEETINGS

FORM OF SUPPLEMENTAL TRUST DEED IN RESPECT OF DIP NOTES ISSUED BY PLC

Dated [●] 2020
UNILEVER N.V. and UNILEVER PLC and UNILEVER JAPAN HOLDINGS K.K. and UNILEVER UNITED STATES, INC. and THE LAW DEBENTURE TRUST CORPORATION P.L.C.
SUPPLEMENTAL TRUST DEEDrelating to certain series of Notes issued by Unilever PLC pursuant to the U.S.$15,000,000,000 Debt Issuance Programme as set out in the Schedule

Ref: L-294827

Linklaters LLP

This Supplemental Trust Deed is made this [●] day of [●], 2020 by:

(1)
UNILEVER N.V., a public limited liability company incorporated under the laws of The Netherlands whose corporate seat is in Rotterdam, The Netherlands having its registered office at Weena 455, PO Box 760, 3000 DK Rotterdam, The Netherlands and registered with the Dutch Trade Register of the Chamber of Commerce under number 24051830 (“NV”);

(2)
UNILEVER PLC, a company incorporated under the laws of England, whose registered office is at Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom (“PLC”);

(3)
UNILEVER JAPAN HOLDINGS K.K., a company incorporated under the laws of Japan, whose registered office is at 1-1, Kamimeguro 2-chome, Meguro-ku, Tokyo 153-8578, Japan (“UJH”);

(4)
UNILEVER UNITED STATES, INC., a company incorporated under the laws of the State of Delaware, United States of America, whose registered office is at 1209 Orange Street, Wilmington, Delaware 19801, United States of America (“UNUS”); and

(5)
THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated under the laws of England, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the “Trustee”).

Whereas:

(A)
PLC has issued the notes set out in the Schedule to this Supplemental Trust Deed (each a “Series” and together, the “Notes”) as constituted by the trust deed dated 22 July 1994 made between NV, PLC and UJH as issuers, PLC, NV and UNUS as guarantors and the Trustee (such trust deed, as amended and restated or supplemented in accordance with its terms as at the issue date of the relevant Series, the “relevant Trust Deed”).

(B)
On [●] 2020, [NEW BOND SUB], a private company with limited liability incorporated under the laws of The Netherlands whose corporate seat is in [●], The Netherlands having its registered office at [●] and registered with the Dutch Trade Register of the Chamber of Commerce under number [●] was incorporated pursuant to a Dutch statutory demerger (juridische splitsing) of NV (the “NV Demerger”).

(C)
On or around [●] 2020, pursuant to the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes), NV and PLC will merge by way of a cross-border merger carried out as a “merger by absorption” (the “Cross-Border Merger”) whereby PLC will acquire all the assets, liabilities and legal relationships of NV under universal succession of title and NV will cease to exist (the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever group referred to herein as “Unification”).

(D)
Pursuant to Extraordinary Resolutions passed by holders of each Series of the Notes, the Noteholders have agreed to (i) the release of NV from its obligations as a guarantor under the Notes and the relevant Trust Deed (the “Guarantor Release”), (ii) certain amendments to the terms and conditions of the relevant Series which will be effected and implemented pursuant to this Supplemental Trust Deed and (iii) direct the Trustee to waive any Default which has arisen or would otherwise arise in respect of the Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Guarantor Release or the Cross-Border Merger pursuant to a waiver letter dated [●] 2020.

(E)
The guarantee provided by UNUS in respect of the Notes will continue to remain in full force and effect.

(F)
This Supplemental Trust Deed is supplemental to the relevant Trust Deed in respect of each Series.

Now therefore this Supplemental Trust Deed witnesseth and it is hereby declared as follows:

1
Definitions and Interpretation

1.1 To the extent to which the same are applicable and unless otherwise defined herein, the definitions and provisions contained in Clause 1 of the relevant Trust Deed shall apply to and be incorporated in this Supplemental Trust Deed (including the recitals hereto).

1.2 The relevant Trust Deed and this Supplemental Trust Deed shall henceforth be read and construed together as one trust deed in respect of the Notes only.

1.3 References herein to the “2019 Trust Deed Notes” are to the €650,000,000 1.500 per cent. Notes due June 2039 issued by PLC and guaranteed by NV and UNUS (ISIN: XS2008925344) and the £500,000,000 1.500 per cent. Notes due July 2026 issued by PLC and guaranteed by NV and UNUS (ISIN: XS2008921277).

1.4 References herein to the “2019 Trust Deed” are to the trust deed dated 22 July 1994 as supplemented by the Twenty Second Supplemental Trust Deed dated 15 May 2019 made between NV, PLC, UNUS and the Trustee.

2
Release of obligations of NV as Guarantor

With effect from the date hereof, NV is hereby released from all its obligations, undertakings and covenants as guarantor under the relevant Trust Deeds and the Notes.

All references to “the Guarantors” and “the relevant Guarantors” in the relevant Conditions and the relevant Trust Deeds shall be deemed to be references to UNUS only.

3
Continuing guarantee

UNUS hereby confirms that the guarantees provided by it in respect of the Notes will continue to remain in full force and effect following the execution of this Supplemental Trust Deed.

4
Additional amendments to the relevant Conditions

4.1 Condition 4 of the relevant Conditions is hereby amended as follows:

“4
Negative Pledge

So long as any Notes remain outstanding (as defined in the Trust Deed), PLC ~~neither N.V. nor PLC~~ will not create or have outstanding any mortgage, charge, lien, pledge or other security interest upon the whole or any substantial part of its undertaking or assets (including any uncalled capital), present or future, to secure any Indebtedness of any person (or any guarantee or indemnity given in respect thereof) unless the Notes and the Coupons shall be secured by such mortgage, charge, lien, pledge or other security interest equally and rateably therewith in the same manner or in a manner satisfactory to the Trustee or such other security for the Notes and Coupons shall be provided as the Trustee shall, in its absolute discretion, deem not less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of Noteholders provided that the restriction contained in this Condition shall not apply to:

(i)
any mortgage, charge, lien, pledge or other security interest arising solely by mandatory operation of law; and

(ii)
any security over assets of ~~N.V. or, as the case may be,~~ PLC arising pursuant to the Algemene Voorwaarden (general terms and conditions) of the Nederlandse Vereniging van Banken (Dutch Bankers’ Association) and/or similar terms applied by financial institutions, if and insofar as applicable.

For the purposes of this Condition:

“Indebtedness” means any loan or other indebtedness in the form of, or represented by, bonds, notes, debentures or other securities which at the time of issue thereof either is, or is intended to be, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other recognised securities market and which by its terms has an initial stated maturity of more than one year; and

“substantial” means~~, in relation to each of N.V. and PLC,~~ an aggregate amount equal to or greater than 25 per cent. of the aggregate value of the fixed assets and current assets of ~~N.V.,~~ PLC and its ~~their~~ group companies (being those companies required to be consolidated in accordance with ~~Netherlands and~~ United Kingdom legislative requirements relating to consolidated accounts) (the “Unilever Group”, and any company within the Unilever Group being referred to herein as a “Group Company”), such value and such assets being determined by reference to the then most recently published audited consolidated balance sheet of the Unilever Group. A report by the auditors of PLC ~~Auditors (as defined in the Trust Deed)~~ that, in their opinion, (1) the amounts shown in a certificate provided by ~~N.V. and~~ PLC (showing the fixed assets and current assets of the relevant part and those fixed assets and current assets expressed as a percentage of the fixed assets and current assets of the Unilever Group) have been accurately extracted from the accounting records of the Unilever Group, and (2) the percentage of the fixed assets and current assets of that part to the fixed assets and the current assets of the Unilever Group has been correctly calculated, shall, in the absence of manifest error, be conclusive evidence of the matters to which it relates.

4.2 In respect of all Series of Notes other than the 2019 Trust Deed Notes, Condition 7(h) of the relevant Conditions is hereby amended as follows:

“7(h)
Purchase of Notes

The Issuer, each Guarantor and any other Group Company may at any time purchase Notes at any price in the open market or otherwise. If purchases are made by tender, tenders must be made available to all Noteholders alike.”

4.3 In respect of all Series of Notes other than the 2019 Trust Deed Notes, Condition 10(A) of the relevant Conditions is hereby amended as follows:

“10
Repayment Upon Event of Default

(A)
The following events or circumstances (each, a “Default”) shall be acceleration events in relation to the Notes of a Series:

(a)
there is a default in the payment of any principal of, or for more than 15 days in the payment of any interest due on, any of the Notes; or

(b)
there is a default in the performance or observance by ~~the IssuerN.V. or~~ PLC of any other obligation under the Trust Deed or the Notes and such default continues for 30 days after written notice thereof shall have been given to the Issuer and the Guarantor~~s~~ by the Trustee requiring the same to be remedied; or

(c)
(i) any other indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) of ~~either N.V. or~~ PLC becomes prematurely repayable as a result of a default under the terms thereof, or (ii) ~~either N.V. or~~ PLC defaults in the repayment of any indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) at the maturity thereof (taking into account any applicable grace period therefor), or (iii) any guarantee or indemnity given by ~~either N.V. or~~ PLC in respect of any indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) shall not be honoured when due and called upon (taking into account any applicable grace period therefor) save where the Trustee is satisfied that liability under such guarantee or indemnity is being contested in good faith; or

(d)
an order is made or a decree or an effective resolution is passed for the winding-up, liquidation or dissolution of ~~the Issuer or N.V. or~~ PLC or an administration order is made or an administrator is appointed in relation to PLC (except for the purpose of a merger, reconstruction or amalgamation, under the terms of Condition 15 or the terms of which have previously been approved in writing by the Trustee ~~or, where UJH is the Issuer, for the purpose of a merger, reconstruction or amalgamation, under the terms of Condition 15 or a merger, reconstruction or amalgamation not involving bankruptcy or insolvency~~) and (except where such order, decree or resolution is initiated or consented to by the relevant company or its shareholders) such order, decree or resolution is not discharged or stayed within a period of 60 days; or

(e)
~~the Issuer or N.V. or~~ PLC (except ~~in the case of N.V. or PLC~~ for the purpose of a merger, reconstruction or amalgamation, under the terms of Condition 15 or the terms of which have previously been approved in writing by the Trustee ~~or, where UJH is the Issuer, for the purpose of a merger, reconstruction or amalgamation under the terms of Condition 15 or a merger, reconstruction or amalgamation not involving bankruptcy or insolvency~~) ceases or threatens to cease to carry on the whole or substantially the whole of its business; or

(f)
an administrative receiver or other receiver, trustee, assignee or like officer is appointed of ~~(where the Issuer is UJH) the whole or a substantial part of the undertaking or assets of UJH or (in any case)~~ the whole or a substantial part of the undertaking or assets of PLC ~~or (in any case) an administrator (bewindvoerder) is provisionally or definitively appointed by the District Court in the event of a moratorium (surséance van betaling) over the whole or a substantial part of the undertaking or assets of N.V.~~ and (except where any such appointment is made by or at the instigation or motion of the relevant company or its shareholders) such appointment is not discharged within 30 days; or

~~a trustee in bankruptcy (curator) is appointed by the District Court in the event of bankruptcy (faillissement) affecting the whole or a substantial part of the undertaking or assets of New NV or New SubN.V. and such appointment is not discharged within 30 days; or;~~

(g)
a distress or execution is levied or enforced upon or sued out against a substantial part of the assets of ~~either N.V. or~~ PLC ~~(being, in the case of N.V., either an executory attachment (executoriaal beslag) or a conservatory attachment (conservatoir beslag))~~ and is not removed, discharged, cancelled or paid out within 30 days after the making thereof or any encumbrancer takes possession of ~~(where the Issuer is UJH) the whole or a substantial part of the undertaking or assets of UJH or (in any case)~~ the whole or a substantial part of the undertaking or assets of ~~N.V. or~~ PLC and is not discharged within 30 days.~~; or~~

 ~~for any reason the guarantee of either N.V. or PLC in respect of the Notes ceases to be in full force and effect.~~

For the purposes of paragraphs (f) and (~~h~~g) the expression “a substantial part” means a part whose value is equal to or greater than 25 per cent. of the aggregate value of the fixed assets and current assets of the Unilever Group, such value and such assets being determined by reference to the then most recently published audited consolidated balance sheet of the Unilever Group. A report by the auditors of PLC ~~the relevant company~~ that, in their opinion, (i) the amounts shown in a certificate provided by ~~N.V. and~~ PLC (showing the fixed assets and current assets of the relevant part and those fixed assets and current assets expressed as a percentage of the fixed assets and current assets of the Unilever Group) have been correctly extracted from the accounting records of the Unilever Group and (ii) the percentage of the fixed assets and current assets of that part to the fixed assets and the current assets of the Unilever Group has been correctly calculated, shall, in the absence of manifest error, be conclusive evidence of the matters to which it relates.”

4.4 In respect of the 2019 Trust Deed Notes only, Condition 10(A) of the relevant Conditions is hereby amended as follows:

“10
Repayment Upon Event of Default

(A)
The following events or circumstances (each, a “Default”) shall be acceleration events in relation to the Notes of a Series:

(a)
there is a default in the payment of any principal of, or for more than 15 days in the payment of any interest due on, any of the Notes; or

(b)
there is a default in the performance or observance by ~~the IssuerN.V. or~~ PLC of any other obligation under the Trust Deed or the Notes and such default continues for 30 days after written notice thereof shall have been given to the Issuer and the Guarantor~~s~~ by the Trustee requiring the same to be remedied; or

(c)
(i) any other indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) of ~~either N.V. or~~ PLC becomes prematurely repayable as a result of a default under the terms thereof, or (ii) ~~either N.V. or~~ PLC defaults in the repayment of any indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) at the maturity thereof (taking into account any applicable grace period therefor), or (iii) any guarantee or indemnity given by ~~either N.V. or~~ PLC in respect of any indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) shall not be honoured when due and called upon (taking into account any applicable grace period therefor) save where the Trustee is satisfied that liability under such guarantee or indemnity is being contested in good faith; or

(d)
an order is made or a decree or an effective resolution is passed for the winding-up, liquidation or dissolution of ~~the Issuer or N.V. or~~ PLC or an administration order is made or an administrator is appointed in relation to PLC (except for the purpose of a merger, reconstruction or amalgamation, under the terms of Condition 15 or the terms of which have previously been approved in writing by the Trustee) and (except where such order, decree or resolution is initiated or consented to by the relevant company or its shareholders) such order, decree or resolution is not discharged or stayed within a period of 60 days; or

(e)
~~the Issuer or N.V. or~~ PLC (except ~~in the case of N.V. or PLC~~ for the purpose of a merger, reconstruction or amalgamation, under the terms of Condition 15 or the terms of which have previously been approved in writing by the Trustee) ceases or threatens to cease to carry on the whole or substantially the whole of its business; or

(f)
an administrative receiver or other receiver, trustee, assignee or like officer is appointed of the whole or a substantial part of the undertaking or assets of PLC ~~or an administrator (bewindvoerder) is provisionally or definitively appointed by the District Court in the event of a moratorium (surséance van betaling) over the whole or a substantial part of the undertaking or assets of N.V.~~ and (except where any such appointment is made by or at the instigation or motion of the relevant company or its shareholders) such appointment is not discharged within 30 days; or

(g)
~~a trustee in bankruptcy (curator) is appointed by the District Court in the event of bankruptcy (faillissement) affecting the whole or a substantial part of the undertaking or assets of New NV or New SubN.V. and such appointment is not discharged within 30 days; or~~Not used;

(h)
a distress or execution is levied or enforced upon or sued out against a substantial part of the assets of ~~either N.V. or~~ PLC ~~(being, in the case of N.V., either an executory attachment (executoriaal beslag) or a conservatory attachment (conservatoir beslag))~~ and is not removed, discharged, cancelled or paid out within 30 days after the making thereof or any encumbrancer takes possession of the whole or a substantial part of the undertaking or assets of ~~N.V. or~~ PLC and is not discharged within 30 days.~~; or~~

(i)
~~for any reason the guarantee of either N.V. or PLC in respect of the Notes ceases to be in full force and effect.~~ Not used

For the purposes of paragraphs (f) and (h) the expression “a substantial part” means a part whose value is equal to or greater than 25 per cent. of the aggregate value of the fixed assets and current assets of the Unilever Group, such value and such assets being determined by reference to the then most recently published audited consolidated balance sheet of the Unilever Group. A report by the auditors of PLC ~~the relevant company~~ that, in their opinion, (i) the amounts shown in a certificate provided by ~~N.V. and~~ PLC (showing the fixed assets and current assets of the relevant part and those fixed assets and current assets expressed as a percentage of the fixed assets and current assets of the Unilever Group) have been correctly extracted from the accounting records of the Unilever Group and (ii) the percentage of the fixed assets and current assets of that part to the fixed assets and the current assets of the Unilever Group has been correctly calculated, shall, in the absence of manifest error, be conclusive evidence of the matters to which it relates.”

4.5 In respect of all Series of Notes other than the 2019 Trust Deed Notes, the fourth and fifth paragraphs of Condition 15 of the relevant Conditions are hereby amended as follows:

“The Trustee may also agree, subject to certain conditions set out in the Trust Deed, but without the consent of the Holders of the Notes of such Series and of the Receipts and of the Coupons (if any) relating thereto, (i) to the substitution of any Group Company in place of the Issuer as principal debtor in respect of the Notes of any Series or (ii) to the substitution in place of the Issuer as principal debtor, or of ~~any~~the Guarantor, of any successor in business (as defined in the Trust Deed) of the Issuer or, as the case may be, ~~that~~ the Guarantor. It is a condition of any such substitution that such Notes, Receipts and Coupons (if any) relating thereto thereupon become or remain, as the case may be, unconditionally and irrevocably guaranteed on a joint and several basis by ~~N.V. (except where N.V. is the new principal debtor),~~ PLC ~~(except where PLC is the new principal debtor)~~ and ~~UNUS~~ (except where UJH is the new principal debtor) UNUS.

So long as any Notes remain outstanding (as defined in the Trust Deed), neither UJH nor ~~N.V. nor~~ PLC will merge with, or transfer all or substantially all of its assets or undertaking to, another company (except where UJH~~, N.V.~~ or PLC, as the case may be, is the continuing company) unless that other company agrees, in form and manner reasonably satisfactory to the Trustee, to be bound by the terms of the Notes, Receipts and the Coupons (if any) appertaining thereto and the Trust Deed in place of UJH or, as the case may be, ~~N.V. or~~ PLC and the Trustee is satisfied that the conditions set out in the Trust Deed are complied with.”

4.6 In respect of the 2019 Trust Deed Notes only, the fourth and fifth paragraphs of Condition 15 of the relevant Conditions are hereby amended as follows:

“The Trustee may also agree, subject to certain conditions set out in the Trust Deed, but without the consent of the Holders of the Notes of such Series and of the Coupons (if any) relating thereto, (i) to the substitution of any Group Company in place of the Issuer as principal debtor in respect of the Notes of any Series or (ii) to the substitution in place of the Issuer as principal debtor, or of any Guarantor, of any successor in business (as defined in the Trust Deed) of the Issuer or, as the case may be, that Guarantor. It is a condition of any such substitution in accordance with (i) above that such Notes and Coupons (if any) relating thereto thereupon become or remain, as the case may be, unconditionally and irrevocably guaranteed on a joint and several basis by ~~N.V. (except where N.V. is the new principal debtor),~~ PLC ~~(except where PLC is the new principal debtor)~~ and UNUS.

So long as any Notes remain outstanding (as defined in the Trust Deed), ~~neither N.V. nor~~ PLC will not merge with, or transfer all or substantially all of its assets or undertaking to, another company (except where~~, N.V. or~~ PLC~~, as the case may be,~~ is the continuing company) unless that other company agrees, in form and manner reasonably satisfactory to the Trustee, to be bound by the terms of the Notes and the Coupons (if any) appertaining thereto and the Trust Deed in place of ~~N.V. or~~ PLC and the Trustee is satisfied that the conditions set out in the Trust Deed are complied with.”

5
Amendments to the relevant Trust Deeds

5.1 The definition of Auditors in the relevant Trust Deeds is hereby deleted.

5.2 The definition of Group Company in the relevant Trust Deeds is hereby replaced with the following:

“Group Company” has the meaning set out in the Conditions.

5.3 The definition of Guarantee in the relevant Trust Deeds is hereby replaced with the following:

“Guarantee” means the guarantee contained in these presents pursuant to which the Notes are guaranteed, unconditionally and irrevocably, by UNUS.

5.4 In respect of each relevant Trust Deed other than the 2019 Trust Deed, Clause 17(B)(i)(c) of each such relevant Trust Deed is hereby replaced with the following:

“in the case of a substitution of a new principal debtor, an unconditional and irrevocable guarantee ~~of (a) N.V. and PLC or, (b) where N.V. or PLC becomes the principal debtor, PLC or, as the case may be, N.V. and UNUS (in each case),~~ shall have been given by PLC and (except where UJH is the new principal debtor) UNUS in form and substance satisfactory to the Trustee of the payment of all moneys payable by the Substituted Company under these presents, the Notes, the Receipts and the Coupons;”

5.5 In respect of the 2019 Trust Deed only, Clause 17(B)(i)(c) is hereby replaced with the following:

“in the case of a substitution of a Group Company Substitution only, an unconditional and irrevocable guarantee ~~of (a) N.V. and PLC or, (b) where N.V. or PLC becomes the principal debtor, PLC or, as the case may be, N.V. and UNUS (in each case),~~ shall have been given by PLC and (except where UJH is the new principal debtor) UNUS in form and substance satisfactory to the Trustee of the payment of all moneys payable by the Substituted Company under these presents, the Notes and the Coupons;”

5.6 In respect of each relevant Trust Deed other than the 2019 Trust Deed, Clause 17(C)(ii) of the relevant Trust Deed is hereby replaced with the following:

“where the New Company is incorporated, domiciled or resident in, or is otherwise subject generally to the taxing jurisdiction of, or of any authority in, a territory or territories other than, ~~in the case of N.V., The Netherlands,~~ in the case of PLC, the United Kingdom, in the case of UJH, Japan or, in the case of any previous substitute under this Clause, the applicable territory, undertakings or covenants shall be given by the New Company in terms corresponding to the provisions of Condition 9 with the substitution for the references to ~~The Netherlands,~~ the United Kingdom, Japan or such territory, as the case may be, of references to the territory or territories in which the New Company is incorporated, domiciled or resident or to whose taxing jurisdiction it is subject generally and in the event of any such undertaking or covenant being given the provisions of these presents shall be read and construed accordingly and the provisions of parts (i) to (iv) of Condition 7(c) shall be amended accordingly;”

5.7 In respect of the 2019 Trust Deed only, Clause 17(C)(ii) is hereby replaced with the following:

“where the New Company is incorporated, domiciled or resident in, or is otherwise subject generally to the taxing jurisdiction of, or of any authority in, a territory or territories other than, ~~in the case of N.V., The Netherlands,~~ in the case of PLC, the United Kingdom or, in the case of any previous substitute under this Clause, the applicable territory, undertakings or covenants shall be given by the New Company in terms corresponding to the provisions of Condition 9 with the substitution for the references to ~~The Netherlands,~~ the United Kingdom or such territory, as the case may be, of references to the territory or territories in which the New Company is incorporated, domiciled or resident or to whose taxing jurisdiction it is subject generally and in the event of any such undertaking or covenant being given the provisions of these presents shall be read and construed accordingly and the provisions of parts (i) to (iv) of Condition 7(b) shall be amended accordingly;”

5.8 References to “N.V. or PLC” and “N.V. and PLC” in Clause 17(C) of each relevant Trust Deed are hereby replaced with references to “PLC”.

5.9 References to “N.V. or PLC” in Clause 18(A) of each relevant Trust Deed are hereby replaced with references to “PLC”.

5.10
References to “N.V. or PLC or any of their respective group companies” in Clause 21 of each relevant Trust Deed are hereby replaced with references to “PLC or any of its group companies”.

5.11
References to “N.V. or PLC” in Clause 22 of each relevant Trust Deed are hereby replaced with references to “PLC”.

6
Notice to Noteholders

PLC hereby covenants with the Trustee that, as soon as practicable, and not later than 14 days after the date hereof it shall give, or procure to be given, notice of the entry into this Supplemental Trust Deed to the Noteholders (in a form previously approved by the Trustee) in accordance with Condition 14.

7
Counterparts

This Supplemental Trust Deed may be executed in any number of counterparts, each of which shall be identical and all of which, when taken together, shall constitute one and the same instrument and any one of the parties hereby may execute this Supplemental Trust Deed by signing any such counterpart.

8
Rights of Third Parties

The parties to this Supplemental Trust Deed do not intend that any term of this Supplemental Trust Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Supplemental Trust Deed.

9
Governing Law

This Supplemental Trust Deed, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, the laws of England.

10
Jurisdiction

In relation to all claims arising hereunder (including a claim relating to any non contractual obligations arising out of or in connection with this Supplemental Trust Deed) NV, PLC, UJH and UNUS severally agree that the courts of England are to have jurisdiction to settle any such claim and that accordingly any suit, action or proceedings (together referred to as “Proceedings”) arising hereunder may be brought in such courts.

Nothing contained in this Clause shall limit any right to take proceedings against NV, PLC, UJH and UNUS in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not. Each of NV, PLC, UJH and UNUS irrevocably agrees that any legal proceedings or any demand or any notice may be made or served on it by the same being posted in a prepaid registered or recorded delivery letter addressed to it at the address set out in Clause 32 of the relevant Trust Deed for the time being of PLC (or at such other office as it may have notified in writing to the Trustee and as the Trustee shall from time to time have approved) and marked for the attention of the Group Secretary of PLC or such other official of PLC as NV, UJH, or UNUS may have notified in writing to the Trustee and the Trustee shall from time to time have approved.

In witness whereof this Supplemental Trust Deed has been executed as a deed by the parties hereto and is intended to be and is hereby delivered on the date first above written.

EXECUTED as a DEED by ______________________ as attorney for UNILEVER PLC in the presence of:
Witness’s signature
Name
Address
Occupation

EXECUTED as a DEED by UNILEVER N.V. (having its corporate seat in Rotterdam, The Netherlands)acting by in the capacity as Duly Authorised Attorney under its authority acting by:

EXECUTED as a DEED by the said UNILEVER JAPAN HOLDINGS K.K. acting by under its authority:

EXECUTED as a DEED by the said UNILEVER UNITED STATES, INC. acting by under its authority:

EXECUTED and DELIVERED as a DEED by THE LAW DEBENTURE TRUST CORPORATION P.L.C. acting by two directors/a director and a secretary:
Director

Director/Secretary Representing Law Debenture Corporate Services Ltd

Schedule to the Supplemental Trust Deed

ISIN	Description
XS1560644830	£350,000,000 1.125 per cent. Notes due February 2022
XS1684780031	£250,000,000 1.375 per cent. Notes due 15 September 2024
XS2008921277	£500,000,000 1.500 per cent. Notes due July 2026
XS1684780205	£250,000,000 1.875 per cent. Notes due 15 September 2029
XS2008925344	€650,000,000 1.500 per cent. Notes due June 2039

SCHEDULE III TO NOTICE OF MEETINGS

FORM OF SUPPLEMENTAL TRUST DEED IN RESPECT OF STANDALONE NOTES ISSUED BY NV

Dated [●] 2020
UNILEVER N.V. and UNILEVER PLC and [NEW BOND SUB] and UNILEVER INTERNATIONAL HOLDINGS N.V. and UNILEVER UNITED STATES, INC. and THE LAW DEBENTURE TRUST CORPORATION P.L.C.
SUPPLEMENTAL TRUST DEEDrelating to the Unilever N.V. €650,000,000 0.500 per cent. Bonds due 6 January 2025 and the Unilever N.V. €650,000,000 1.375 per cent. Bonds due 4 September 2030 each guaranteed by Unilever PLC and Unilever United States, Inc.

Ref: L-294827

Linklaters LLP

This Supplemental Trust Deed is made this [●] day of [●], 2020 by:

(1)
UNILEVER N.V., a public limited liability company incorporated under the laws of The Netherlands whose corporate seat is in Rotterdam, The Netherlands having its registered office at Weena 455, PO Box 760, 3000 DK Rotterdam, The Netherlands and registered with the Dutch Trade Register of the Chamber of Commerce under number 24051830 (“NV”);

(2)
UNILEVER PLC, a company incorporated under the laws of England, whose registered office is at Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom (“PLC”);

(3)
[NEW BOND SUB], a private company with limited liability incorporated under the laws of The Netherlands whose corporate seat is in [●], The Netherlands having its registered office at [●] and registered with the Dutch Trade Register of the Chamber of Commerce under number [●] (“New Bond Sub”);

(4)
UNILEVER INTERNATIONAL HOLDINGS N.V., a public limited liability company incorporated under the laws of The Netherlands whose corporate seat is in Rotterdam, The Netherlands having its registered office at Weena 455, PO Box 760, 3000 DK Rotterdam, The Netherlands and registered with the Dutch Trade Register of the Chamber of Commerce under number 70363196 (“New NV”);

(5)
UNILEVER UNITED STATES, INC., a company incorporated under the laws of the State of Delaware, United States of America, whose registered office is at 1209 Orange Street, Wilmington, Delaware 19801, United States of America (“UNUS”); and

(6)
THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated under the laws of England, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the “Trustee”).

Whereas:

(A)
On 4 September 2018, NV issued the €650,000,000 0.500 per cent. Bonds due 6 January 2025 guaranteed by PLC and UNUS (the “2025 Bonds”) as constituted by the trust deed dated 4 September 2018 made between NV, PLC, UNUS, New NV and the Trustee (the “2025 Bonds Trust Deed” and, in respect of the 2025 Bonds only, the “relevant Trust Deed”) and the €650,000,000 1.375 per cent. Bonds due 4 September 2030 guaranteed by PLC and UNUS (the “2030 Bonds” and, together with the 2025 Bonds, the “Bonds” and each, a “Series”) as constituted by the trust deed dated 4 September 2018 made between NV, PLC, UNUS, New NV and the Trustee (the “2030 Bonds Trust Deed” and, in respect of the 2030 Bonds only, the “relevant Trust Deed”).

(B)
On [●] 2020, New Bond Sub was incorporated pursuant to a Dutch statutory demerger (juridische splitsing) of NV (the “NV Demerger”). As part of the NV Demerger, the Bonds became obligations of New Bond Sub.

(C)
On or around [●] 2020, pursuant to the Companies (Cross-Border Mergers) Regulations 2007 (for English law purposes) and the Dutch Civil Code (Burgerlijk Wetboek) (for Dutch law purposes), NV and PLC will merge by way of a cross-border merger carried out as a “merger by absorption” (the “Cross-Border Merger”) whereby PLC will acquire all the assets, liabilities and legal relationships of NV under universal succession of title and NV will cease to exist (the Cross-Border Merger and the other implementation steps related thereto pursuant to which PLC will become the sole parent company of the Unilever group referred to herein as “Unification”).

(D)
Pursuant to Extraordinary Resolutions passed by holders of each Series of the Bonds, the Bondholders have agreed to (i) the substitution of New Bond Sub as Issuer of the Bonds (as effected pursuant to the NV Demerger) (the “Issuer Substitution”), (ii) to certain amendments to the terms and conditions of the relevant Series which will be effected and implemented pursuant to this Supplemental Trust Deed and (iii) direct the Trustee to waive any Default which has arisen or would otherwise arise in respect of the Bonds as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger pursuant to a waiver letter dated [●] 2020.

(E)
The guarantees provided by PLC and UNUS in respect of the Bonds will continue to remain in full force and effect.

(F)
This Supplemental Trust Deed is supplemental to the 2025 Bonds Trust Deed in respect of the 2025 Bonds and the 2030 Bonds Trust Deed in respect of the 2030 Bonds.

Now therefore this Supplemental Trust Deed witnesseth and it is hereby declared as follows:

1
Definitions and Interpretation

To the extent to which the same are applicable and unless otherwise defined herein, the definitions and provisions contained in Clause 1 of the relevant Trust Deed shall apply to and be incorporated in this Supplemental Trust Deed (including the recitals hereto).

The relevant Trust Deed and this Supplemental Trust Deed shall henceforth be read and construed together as one trust deed in respect of the relevant Bonds.

2
Release of New NV

New NV is hereby released from all its obligations, undertakings and covenants under the relevant Trust Deeds and the Bonds.

3
Release of NV as issuer

To the extent not effected in accordance with the terms of the NV Demerger, NV (the “Retiring Issuer”) is hereby released from all its obligations, undertakings and covenants as issuer under the relevant Trust Deeds and the Bonds.

4
Assumption of obligations by New Bond Sub as Issuer

To the extent not effected in accordance with the terms of the NV Demerger, New Bond Sub hereby unconditionally and irrevocably accepts the assumption of and agrees to be bound by and subject to all obligations and liabilities pursuant to the Conditions of the relevant Series of Bonds and the relevant Trust Deed of the Retiring Issuer as Issuer of the Bonds and accordingly all the provisions of the Conditions of the relevant Series of Bonds and the relevant Trust Deed relating to the Retiring Issuer as Issuer shall mutatis mutandis apply to New Bond Sub in all respects as if New Bond Sub had been party to the relevant Trust Deed.

All references to “the Issuer”, “Unilever N.V.” or “NV” as issuer in the relevant Conditions and the relevant Trust Deed shall be deemed to be references to “New Bond Sub” as issuer and a definition of New Bond Sub shall be included in Clause 1 of the relevant Trust Deed as follows:

“New Bond Sub” means [●], a private company with limited liability incorporated under the laws of The Netherlands whose corporate seat is in [●], The Netherlands having its registered office at [●], The Netherlands and registered with the Dutch Trade Register of the Chamber of Commerce under number [●].

5
Continuing guarantees

Each of PLC and UNUS hereby confirms that the guarantees provided by it in respect of the Bonds will continue to remain in full force and effect following the execution of this Supplemental Trust Deed.

6
Additional amendments to the relevant Conditions

6.1 Condition 1 of the relevant Conditions is hereby deleted in its entirety and replaced with the following:

“In these Conditions:

“Guarantor” means each of PLC and UNUS;

“Group Company” has the meaning set out in Condition 4;

“Issuer” means New Bond Sub; and

“Unilever Group” has the meaning set out in Condition 4.

6.2 References to “the Initial Guarantors” in the relevant Conditions are hereby deleted and replaced with references to “the Guarantors”.

6.3 The reference to “and from, and including, the Automatic Issuer Substitution Effective Time, New Sub will have,” in Condition 3(a) of the relevant Conditions is hereby deleted.

6.4 Condition 3(b) of the relevant Conditions is hereby deleted in its entirety and replaced with “Not used”.

6.5 Condition 4(a) of the relevant Conditions is hereby amended as follows:

“~~Prior to the Automatic Issuer Substitution Effective Time: Prior to the Automatic Issuer Substitution Effective Time, s~~ So long as any Bond or Coupon remains outstanding (as defined in the Trust Deed)~~,~~:

(b)

New Bond Sub will not create or have outstanding any mortgage, charge, lien, pledge or other security interest, upon the whole or any part of its undertaking or assets (including any uncalled capital), present or future; and

(c)

 ~~neither N.V. nor~~ PLC will not create or have outstanding any mortgage, charge, lien, pledge or other security interest, upon the whole or any substantial part of its undertaking or assets (including any uncalled capital), present or future, to secure any Indebtedness of any person (or any guarantee or indemnity given in respect thereof) unless the Bonds and the Coupons shall be secured by such mortgage, charge, lien, pledge or other security interest equally and rateably therewith in the same manner or in a manner satisfactory to the Trustee or such other security for the Bonds and Coupons as shall be provided as the Trustee shall, in its absolute discretion, deem not less beneficial to the Bondholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of Bondholders provided that the restriction contained in this Condition shall not apply to:

(i)
any mortgage, charge, lien, pledge or other security interest arising solely by mandatory operation of law; and

(ii)
any security over assets of ~~NV~~ New Bond Sub or, as the case may be, PLC arising pursuant to the Algemene Voorwaarden (general terms and conditions) of the Nederlandse Vereniging van Banken (Dutch Bankers’ Association) and/or similar terms applied by financial institutions, if and insofar as applicable.

For the purposes of this Condition 4~~(a)~~:

“Indebtedness” means any loan or other indebtedness in the form of, or represented by, bonds, notes, debentures or other securities which at the time of issue thereof either is, or is intended to be, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other recognised securities market and which by its terms has an initial stated maturity of more than one year; and

“substantial” means~~, in relation to each of N.V. and PLC,~~ an aggregate amount equal to or greater than 25 per cent. of the aggregate value of the fixed assets and current assets of ~~N.V.,~~ PLC and its ~~their~~ group companies (being those companies required to be consolidated in accordance with ~~Netherlands and~~ United Kingdom legislative requirements relating to consolidated accounts) (the “Unilever Group”, and any company within the Unilever Group being referred to herein as a “Group Company”), such value and such assets being determined by reference to the then most recently published audited consolidated balance sheet of the Unilever Group. A report by the auditors of ~~N.V. or~~ PLC~~, as the case may be,~~ that, in their opinion, (1) the amounts shown in a certificate provided by ~~N.V. and~~ PLC (showing the fixed assets and current assets of the relevant part and those fixed assets and current assets expressed as a percentage of the fixed assets and current assets of the Unilever Group) have been accurately extracted from the accounting records of the Unilever Group, and (2) the percentage of the fixed assets and current assets of that part to the fixed assets and the current assets of the Unilever Group has been correctly calculated, shall, in the absence of manifest error, be conclusive evidence of the matters to which it relates.”

6.6 Condition 4(b) of the relevant Conditions is hereby deleted in its entirety and replaced with “Not used”.

6.7 References in Condition 8 of the relevant Conditions to “or (from, and including, the Automatic Issuer Substitution Effective Time) New Sub” are hereby deleted.

6.8 Condition 9 of the relevant Conditions is hereby amended as follows:

“9
Repayment Upon Event of Default

The following events or circumstances (each, a “Default”) shall be acceleration events in relation to the Bonds:

(a)
there is a default in the payment of any principal of, or for more than 15 days in the payment of any interest due on, any of the Bonds; or

(b)
there is a default in the performance or observance by the Issuer~~,~~ or PLC ~~or (from, and including, the Automatic Issuer Substitution Effective Time) New Sub~~ of any other obligation under the Trust Deed or the Bonds and such default continues for 30 days after written notice thereof shall have been given to the Issuer and the Guarantors by the Trustee requiring the same to be remedied; or

(c)
(i) any other indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) of the Issuer or PLC ~~or (from, and including, the Automatic Issuer Substitution Effective Time) New Sub~~ becomes prematurely repayable as a result of a default under the terms thereof, or (ii) the Issuer or PLC ~~or (from, and including, the Automatic Issuer Substitution Effective Time) New Sub~~ defaults in the repayment of any indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) at the maturity thereof (taking into account any applicable grace period therefor), or (iii) any guarantee or indemnity given by the Issuer or PLC ~~or (from, and including, the Automatic Issuer Substitution Effective Time) New Sub~~ in respect of any indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) shall not be honoured when due and called upon (taking into account any applicable grace period therefor) save where the Trustee is satisfied that liability under such guarantee or indemnity is being contested in good faith; or

(d)
an order is made or a decree or an effective resolution is passed for the winding-up, liquidation or dissolution of the Issuer or PLC ~~or (from, and including, the Automatic Issuer Substitution Effective Time) New Sub~~ or an administration order is made or an administrator is appointed in relation to PLC (except for the purpose of a merger, reconstruction or amalgamation, under the terms of Condition 12or the terms of which have previously been approved in writing by the Trustee) and such order, decree or resolution is not discharged or stayed within a period of 60 days (except where such order, decree or resolution is initiated or consented to by the relevant company or its shareholders); or

(e)
the Issuer or PLC ~~or (from, and including, the Automatic Issuer Substitution Effective Time) New Sub~~ (except for the purpose of a merger, reconstruction or amalgamation, under the terms of Condition 12 or the terms of which have previously been approved in writing by the Trustee) ceases or threatens to cease to carry on the whole or substantially the whole of its business; or

(f)
an administrative receiver or other receiver, trustee, assignee or like officer is appointed of the whole or a substantial part of the undertaking or assets of PLC or an administrator (bewindvoerder) is provisionally or definitively appointed by the District Court in the event of a moratorium (surséance van betaling) over the whole or a substantial part of the undertaking or assets of the Issuer ~~or (from, and including, the Automatic Issuer Substitution Effective Time) New Sub~~ and (except where any such appointment is made by or at the instigation or motion of the relevant company or its shareholders) such appointment is not discharged within 30 days; or

(g)
a trustee in bankruptcy (curator) is appointed by the District Court in the event of bankruptcy (faillissement) affecting the whole or a substantial part of the undertaking or assets of the Issuer ~~or (from, and including, the Automatic Issuer Substitution Effective Time) New Sub~~ and such appointment is not discharged within 30 days; or

(h)
a distress or execution is levied or enforced upon or sued out against a substantial part of the assets of the Issuer or PLC ~~or (from, and including, the Automatic Issuer Substitution Effective Time) New Sub~~ (being, in the case of the Issuer ~~and (from, and including, the Automatic Issuer Substitution Effective Time) New Sub~~, either an executory attachment (executoriaal beslag) or a conservatory attachment (conservatoir beslag)) and is not removed, discharged, cancelled or paid out within 30 days after the making thereof or any encumbrancer takes possession of the whole or a substantial part of the undertaking or assets of the Issuer or PLC ~~or (from, and including, the Automatic Issuer Substitution Effective Time) New Sub~~ and is not discharged within 30 days; or

(i)
for any reason the guarantee of PLC ~~or (from, and including, the Automatic Issuer Substitution Effective Time) New Sub~~ in respect of the Bonds ceases to be in full force and effect.

For the purposes of paragraphs (f), (g) and (h) the expression “a substantial part” means a part whose value is equal to or greater than 25 per cent. of the aggregate value of the fixed assets and current assets of the Unilever Group, such value and such assets being determined by reference to the then most recently published audited consolidated balance sheet of the Unilever Group. A report by the auditors of PLC ~~the Issuer~~ that, in their opinion, (i) the amounts shown in a certificate provided by PLC ~~the Issuer~~ (showing the fixed assets and current assets of the relevant part and those fixed assets and current assets expressed as a percentage of the fixed assets and current assets of the Unilever Group) have been correctly extracted from the accounting records of the Unilever Group and (ii) the percentage of the fixed assets and current assets of that part to the fixed assets and the current assets of the Unilever Group has been correctly calculated, shall, in the absence of manifest error, be conclusive evidence of the matters to which it relates.”

6.9 Condition 12(c) of the relevant Conditions is hereby amended as follows:

“Substitution: Without prejudice to Condition 13, the Trustee may also agree, subject to certain conditions set out in the Trust Deed, but without the consent of the Bondholders and Couponholders, (i) to the substitution of any Group Company in place of the Issuer as principal debtor in respect of the Bonds or (ii) to the substitution in place of the Issuer as principal debtor, or of any Guarantor, of any successor in business (as defined in the Trust Deed) of the Issuer or, as the case may be, that Guarantor. It is a condition of any such substitution that such Bonds and Coupons thereupon become or remain, as the case may be, unconditionally and irrevocably guaranteed on a joint and several basis by the Issuer, PLC (except where PLC is the new principal debtor)~~,~~ and UNUS (except where UNUS is the new principal debtor) ~~and (from, and including, the Automatic Issuer Substitution Time) New Sub (except where New Sub is the principal debtor)~~.

So as long as any Bonds remain outstanding (as defined in the Trust Deed), neither the Issuer~~,~~ nor PLC ~~nor (from, and including, the Automatic Issuer Substitution Effective Time) New Sub~~ will merge with, or transfer all or substantially all of its assets or undertaking to, another company (except where the Issuer or PLC, ~~or (from, and including, the Automatic Issuer Substitution Effective Time) New Sub,~~ as the case may be, is the continuing company) unless that other company agrees, in form and manner reasonably satisfactory to the Trustee, to be bound by the terms of the Bonds and Coupons and the Trust Deed in place of the Issuer or PLC ~~or (from, and including, the Automatic Issuer Substitution Effective Time) New Sub~~ and the Trustee is satisfied that the conditions set out in the Trust Deed are complied with.”

6.10
Condition 13 (Automatic Issuer Substitution) of the relevant Conditions is hereby deleted in its entirety and replaced with “Not used”.

6.11
The reference in Condition 19 of the relevant Conditions to “The Initial Issuer, the New Issuer” is hereby replaced with a reference to “The Issuer”.

7
Amendments to the relevant Trust Deeds

7.1 All references in the relevant Trust Deeds to “the Initial Guarantors” shall be deemed to be references to “the Guarantors”.

7.2 Recital (B) of the relevant Trust Deeds is hereby deleted in its entirety.

7.3 The definitions of Automatic Issuer Substitution Effective Time, Dutch Merger and Initial Guarantors in Clause 1.1 of the relevant Trust Deeds are hereby deleted.

7.4 The definitions of Group Company, Guarantors and Issuer in Clause 1.1 of the relevant Trust Deeds are hereby replaced with the following:

“Group Company” has the meaning set out in the Conditions

“Guarantors” means PLC and UNUS

“Issuer” means New Bond Sub

7.5 The reference to “, New NV or New Sub” in Clause 4.2 of the relevant Trust Deeds is hereby deleted.

7.6 The reference to “and from, and including, the Automatic Issuer Substitution Effective Time, New Sub will guarantee,” in Clause 5.1 of the relevant Trust Deeds is hereby deleted.

7.7 Clause 5.2 of the relevant Trust Deeds is hereby deleted in its entirety and replaced with “Not used”.

7.8 Clause 7.1 of the relevant Trust Deeds is hereby deleted in its entirety and replaced with “Not used”.

7.9 The reference to “and in the absence of express notice to the contrary shall be entitled to assume that the Automatic Issuer Substitution Effective Time has not occurred” in Clause 12 of the relevant Trust Deeds is hereby deleted.

7.10
The references to New NV and New Sub in Clause 10.1 and 10.2 of the relevant Trust Deeds are hereby deleted.

7.11
The references to New NV in Clause 15 of the relevant Trust Deeds are hereby deleted.

7.12
Clause 16.2.1(iii) of the relevant Trust Deeds is hereby amended as follows:

“in the case of a substitution of a new principal debtor an unconditional and irrevocable guarantee shall have been given by the Issuer, PLC (except where PLC is the new principal debtor)~~,~~ and UNUS (except where UNUS is the new principal debtor) ~~and, from and including the Automatic Issuer Substitution Effective Time, New Sub (except where New Sub is the new principal debtor)~~, in each case, in form and substance satisfactory to the Trustee of the payment of all moneys payable by the Substituted Company under this Trust Deed, the Bonds and the Coupons;”

7.13
Clause 16.2.5 of the relevant Trust Deeds is hereby amended as follows:

“Merger Covenant: The Issuer~~,~~ and PLC ~~and from, and including, the Automatic Issuer Substitution Effective Time, New Sub~~ each hereby covenants with the Trustee that, so long as any of the Bonds or the Coupons is outstanding, it will not, except where the Issuer~~,~~ or PLC ~~or New Sub~~, as the case may be, is the continuing company, merge into, or transfer all or substantially all of its assets or undertaking to, another company (“New Company”) unless, inter alia, a trust deed is executed or some other form of undertaking is given by the New Company in form and manner reasonably satisfactory to the Trustee, agreeing to be bound by the terms of this Trust Deed, the Bonds and the Coupons, with any consequential amendments which the Trustee may deem appropriate as fully as if the New Company had been named in this Trust Deed and on the Bonds and the Coupons in place of the Issuer~~,~~ or PLC ~~or New Sub~~, as the case may be (or of any previous substitute under this Clause), and the following further conditions apply:”

7.14
Clause 16.3 of the relevant Trust Deeds is hereby amended as follows:

“16.3
16.3.1
the Issuer~~,~~ or PLC ~~or New Sub~~, as the case may be (or any previous substitute under this Clause), and the New Company shall comply with such other requirements as the Trustee may reasonably direct in the interests of the Bonds;

16.3.2
where the New Company is incorporated, domiciled or resident in, or is otherwise subject generally to the taxing jurisdiction of, or of any authority in, a territory or territories other than, in the case of the Issuer ~~or New Sub~~, The Netherlands, in the case of PLC, the United Kingdom or, in the case of any previous substitute under this Clause, the applicable territory, undertakings or covenants shall be given by the New Company in terms corresponding to the provisions of Condition 8 with the substitution for the references to The Netherlands, the United Kingdom or such territory, as the case may be, of references to the territory or territories in which the New Company is incorporated, domiciled or resident or to whose taxing jurisdiction it is subject generally and in the event of any such undertaking or covenant being given the provisions of this Trust Deed shall be read and construed accordingly and the provisions of parts (i) to (iv) of Condition 6(b) shall be amended accordingly;

16.3.3
in the case of the merger of, or transfer by, the Issuer or any previous substitute under this Clause, an unconditional and irrevocable guarantee is given by the Guarantors in form and substance satisfactory to the Trustee of the payment of all moneys payable by the New Company under this Trust Deed and the Bonds; and

16.3.4
if the directors of the New Company (or other officers acceptable to the Trustee) shall certify to the Trustee that it is solvent at the time at which the said merger or transfer is proposed to be effected, the Trustee may rely absolutely on such certificate and shall not be bound to have regard to the financial condition, profits or prospects of the New Company or to compare the same with those of the Issuer~~,~~ or PLC ~~or New Sub~~, as the case may be (or of any previous substitute under this Clause).

Any such trust deed or undertaking shall, if so expressed, operate to release the Issuer~~,~~ or PLC ~~or New Sub~~, as the case may be, or any such previous substitute as aforesaid, from all of its obligations under the Bonds, the Coupons and this Trust Deed. Not later than 15 days after the execution of any such documents as aforesaid and after compliance with the said requirements of the Trustee, the Issuer~~,~~ or PLC ~~or New Sub~~, as the case may be, or such previous substitute shall give notice thereof to the Bondholders in accordance with Condition 17. Upon the execution of such documents and compliance with the said requirements the New Company shall be deemed to be named in this Trust Deed and on the Bonds and the Coupons in place of the Issuer~~,~~ or PLC ~~or New Sub~~, as the case may be (or of any previous substitute under this sub-clause), under this Trust Deed, the Bonds and the Coupons, and this Trust Deed, the Bonds and the Coupons shall be deemed to be amended in such manner as shall be necessary to give effect to the above provisions and without prejudice to the generality of the foregoing references in this Trust Deed, in the Bonds or in the Coupons to the Issuer~~,~~ or PLC ~~or New Sub~~, as the case may be, or such previous substitute shall, where the context so requires, be deemed to be references to the New Company.”

7.15
Clause 17 of the relevant Trust Deeds is hereby deleted in its entirety and replaced with “Not used”.

7.16
The communication details for NV and New NV in Clause 21 of the relevant Trust Deeds are hereby deleted.

7.17
The references to New NV in Clause 23.3 of the relevant Trust Deeds are hereby deleted.

8
Incorporation of Terms

It is declared that there shall be deemed to be incorporated in this Supplemental Trust Deed all the covenants, undertakings, powers, obligations and/or other provisions of the relevant Trust Deeds, the Schedules thereto, the Conditions of the relevant Series relating to or affecting the Issuer or the Guarantors, as the case may be, in the same manner and to the same extent as if the same had been, mutatis mutandis, set out in full in this Supplemental Trust Deed and made applicable to New Bond Sub as issuer, and (without prejudice to the generality of the foregoing) New Bond Sub accordingly covenants in favour of the Trustee to duly perform and observe and be bound by the said covenants, undertakings, powers, obligations and/or other provisions imposed on or relating to or affecting it by or under the Trust Deed or the Schedules or the Conditions.

9
Notices

Any communication to New Bond Sub shall be by letter or electronic communication to New Bond Sub at:

[New Bond Sub]

Address:
[●]

Email:
[●]

Attention:

[●]

10
Notice to Bondholders

New Bond Sub hereby covenants with the Trustee that, as soon as practicable, and not later than 14 days after the date hereof it shall give, or procure to be given, notice of the entry into this Supplemental Trust Deed to the Bondholders (in a form previously approved by the Trustee) in accordance with Condition 17.

11
Counterparts

This Supplemental Trust Deed may be executed in any number of counterparts, each of which shall be identical and all of which, when taken together, shall constitute one and the same instrument and any one of the parties hereby may execute this Supplemental Trust Deed by signing any such counterpart.

12
Rights of Third Parties

The parties to this Supplemental Trust Deed do not intend that any term of this Supplemental Trust Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Supplemental Trust Deed.

13
Governing Law and Jurisdiction

13.1
Governing Law: This Supplemental Trust Deed, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, the laws of England.

13.2
Jurisdiction: The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Supplemental Trust Deed and accordingly any legal action or proceedings arising out of or in connection with this Supplemental Trust Deed (“Proceedings”) may be brought in such courts. New Bond Sub and UNUS each irrevocably submit to the jurisdiction of such courts and waives any objections to Proceedings in such courts on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This Clause is for the benefit of each of the Trustee, the Bondholders and the Couponholders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

13.3
Service of Process: Each of New Bond Sub and UNUS irrevocably appoints PLC to receive, for it and on its behalf, service of process in any Proceedings in England. Such service shall be deemed completed on delivery to such process agent (whether or not it is forwarded to and received by New Bond Sub or UNUS). If for any reason such process agent ceases to be able to act as such or no longer has an address in England each of New Bond Sub and UNUS irrevocably agrees to appoint a substitute process agent acceptable to the Trustee and shall immediately notify the Trustee of such appointment. Nothing shall affect the right to serve process in any other manner permitted by law.

In witness whereof this Supplemental Trust Deed has been executed as a deed by the parties hereto and is intended to be and is hereby delivered on the date first above written.

EXECUTED as a DEED by ______________________ as attorney for UNILEVER PLC in the presence of:
Witness’s signature
Name
Address
Occupation

EXECUTED as a DEED by UNILEVER N.V. (having its corporate seat in Rotterdam, The Netherlands) acting by in the capacity as Duly Authorised Attorney under its authority acting by:

EXECUTED as a DEED by [NEW BOND SUB] represented by Unilever N.V. as its sole managing director by:

EXECUTED as a DEED by
UNILEVER INTERNATIONAL HOLDINGS N.V.
(having its corporate seat in Rotterdam, The Netherlands)
acting by

in the capacity as Duly Authorised Attorney under its authority acting by:

EXECUTED as a DEED by the said UNILEVER UNITED STATES, INC. acting by under its authority:

EXECUTED and DELIVERED as a DEED by THE LAW DEBENTURE TRUST CORPORATION P.L.C. acting by two directors/a director and a secretary:
Director

Director/Secretary Representing Law Debenture Corporate Services Ltd

SCHEDULE IV TO NOTICE OF MEETINGS

FORM OF WAIVER LETTER

 [To be placed on the letterhead of The Law Debenture Trust Corporation p.l.c.]

UNILEVER N.V. (“NV”)
           Weena 455
           3013 AL
           Rotterdam
           The Netherlands

UNILEVER PLC (“PLC”)
          Unilever House
          100 Victoria Embankment
          London EC4Y 0DY
          United Kingdom

and

UNILEVER UNITED STATES, INC.
         1209 Orange Street
         Wilmington
        Delaware 19801
        United States of America

Attention: [●]

[●] 2020

Dear Sirs

UNILEVER N.V. and UNILEVER PLC

€500,000,000 0.000 per cent. Notes due July 2021 issued by Unilever N.V. (ISIN: XS1654191623)

€750,000,000 0.500 per cent. Notes due February 2022 issued by Unilever N.V. (ISIN: XS1178970106)

€600,000,000 0.375 per cent. Notes due February 2023 issued by Unilever N.V. (ISIN: XS1566100977)

€500,000,000 1.000 per cent. Notes due June 2023 issued by Unilever N.V. (ISIN: XS1241577490)

€500,000,000 0.500 per cent. Notes due August 2023 issued by Unilever N.V. (ISIN: XS1769090728)

€500,000,000 0.500 per cent. Notes due April 2024 issued by Unilever N.V. (ISIN: XS1403014936)

€1,000,000,000 1.250 per cent. Notes due March 2025 issued by Unilever N.V. (ISIN: XS2147133495)

€650,000,000 0.875 per cent. Notes due July 2025 issued by Unilever N.V. (ISIN: XS1654192191)

€700,000,000 1.125 per cent. Notes due February 2027 issued by Unilever N.V. (ISIN: XS1769090991)

€600,000,000 1.000 per cent. Notes due February 2027 issued by Unilever N.V. (ISIN: XS1566101603)

€700,000,000 1.125 per cent. Notes due April 2028 issued by Unilever N.V. (ISIN: XS1403015156)

€750,000,000 1.375 per cent. Notes due July 2029 issued by Unilever N.V. (ISIN: XS1654192274)

€1,000,000,000 1.750 per cent. Notes due March 2030 issued by Unilever N.V. (ISIN: XS2147133578)

€800,000,000 1.625 per cent. Notes due February 2033 issued by Unilever N.V. (ISIN: XS1769091296)

(the “NV DIP Notes”)

£350,000,000 1.125 per cent. Notes due February 2022 issued by Unilever PLC (ISIN: XS1560644830)

£250,000,000 1.375 per cent. Notes due September 2024 issued by Unilever PLC (ISIN: XS1684780031)

£500,000,000 1.500 per cent. Notes due July 2026 issued by Unilever PLC (ISIN: XS2008921277)

£250,000,000 1.875 per cent. Notes due September 2029 issued by Unilever PLC (ISIN: XS1684780205)

€650,000,000 1.500 per cent. Notes due June 2039 issued by Unilever PLC (ISIN: XS2008925344)

(the “PLC DIP Notes” and, together with the NV DIP Notes, the “DIP Notes”)

€650,000,000 0.500 per cent. Bonds due January 2025 issued by Unilever N.V. (ISIN: XS1873208950)

€650,000,000 1.375 per cent. Bonds due September 2030 issued by Unilever N.V. (ISIN: XS1873209172)

(the “Standalone Notes” and, together with the DIP Notes, the “Notes”, and each a “Series”)

We refer to the trust deed dated 22 July 1994 as supplemented by the Nineteenth Supplemental Trust Deed dated 2 May 2014 (the “2014 Trust Deed”), the trust deed dated 22 July 1994 as supplemented by the Twentieth Supplemental Trust Deed dated 1 May 2015 (the “2015 Trust Deed”), the trust deed dated 22 July 1994 as supplemented by the Twenty First Supplemental Trust Deed dated 22 April 2016 (the “2016 Trust Deed”), the trust deed dated 22 July 1994 as supplemented by the Twenty Second Supplemental Trust Deed dated 15 May 2019 (the “2019 Trust Deed”), the trust deed dated 4 September 2018 (the “2025 Bonds Trust Deed”) and the trust deed dated 4 September 2018 (the “2030 Bonds Trust Deed” and, together with the 2014 Trust Deed, the 2015 Trust Deed, the 2016 Trust Deed, the 2019 Trust Deed and the 2025 Bonds Trust Deed, the “Trust Deeds”), each of which were made between, inter alia, NV, PLC and us as trustee of the Notes (the “Trustee”) and constituting the relevant Notes.

Capitalised terms used herein but not defined in this letter (the “Waiver Letter”) shall, in respect of each series of Notes, have the meanings ascribed to them in (i) the Trust Deed or (ii) the Extraordinary Resolutions (as defined below) in each case applicable to that series of Notes including any defined terms incorporated therein by reference.

1.
At meetings of the Noteholders, duly held on [●] 2020 (the “Noteholders’ Meetings”), the Noteholders passed Extraordinary Resolutions in respect of each of the series of Notes described above (the “Extraordinary Resolutions”) to assent to the waivers set out in paragraph 2 below and to authorise, direct, request and empower the Trustee to enter into this Waiver Letter to effect the waivers set out in paragraph 2 below.

2.
In accordance with the terms of the Extraordinary Resolutions passed at the Noteholders’ Meetings in respect of:

(a)
each series of the NV DIP Notes we, as Trustee of the NV DIP Notes, grant a waiver, effective from the date hereof, of any Default that has arisen or would otherwise arise in respect of the NV DIP Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger (each such term as defined in the relevant Extraordinary Resolution);

(b)
each series of the PLC DIP Notes we, as Trustee of the PLC DIP Notes, grant a waiver, effective from the date hereof, of any Default that has arisen or would otherwise arise in respect of the PLC DIP Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Guarantor Release or the Cross-Border Merger (each such term as defined in the relevant Extraordinary Resolution); and

(c)
each series of the Standalone Notes we, as Trustee of the Standalone Notes, grant a waiver, effective from the date hereof, of any Default that has arisen or would otherwise arise in respect of the Standalone Notes as a result of or in connection with any or all of the NV Demerger, the Unification, the Issuer Substitution or the Cross-Border Merger (each such term as defined in the relevant Extraordinary Resolution).

3.
The waivers granted by the Trustee in paragraph 2 above are strictly without prejudice to the Trustee’s rights under the Notes and the applicable Trust Deeds and are not a waiver of any other provision or Condition of the Notes or provision of the applicable Trust Deeds and the Trustee’s rights in relation thereto are hereby reserved and may be exercised at any time without further notice (save where such notice is required by the provisions or Conditions of the applicable Notes or the provisions of the applicable Trust Deed).

In granting the waivers set out herein the Trustee acts pursuant to the Extraordinary Resolutions and, in doing so, shall have the benefit of all of the protections set out in its favour under the relevant Trust Deed.

This Waiver Letter and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law. Clause 34 of each of the 2014 Trust Deed, the 2015 Trust Deed, the 2016 Trust Deed and the 2019 Trust Deed and Clause 23.2 of each of the 2025 Bonds Trust Deed and the 2030 Bonds Trust Deed apply hereto as though references therein to “this Trust Deed” were references to this Waiver Letter.

Kindly sign and return the enclosed copy of this Waiver Letter to signify your agreement to its terms and conditions.

Yours faithfully,
          THE LAW DEBENTURE TRUST CORPORATION P.L.C
           as Trustee

By ……………………….

Signed by way of agreement to the terms and conditions of this Waiver Letter by:
UNILEVER N.V.
          as Issuer of the NV DIP Notes

By ……………………….

         UNILEVER N.V.
         as Guarantor of the PLC DIP Notes

By ……………………….

UNILEVER N.V.
           as Issuer of the Standalone Notes

By ……………………….

UNILEVER PLC
           as Issuer of the PLC DIP Notes

By ……………………….

UNILEVER PLC
          as Guarantor of the NV DIP Notes

By ……………………….

UNILEVER PLC
          as Guarantor of the Standalone Notes

By ……………………….

UNILEVER UNITED STATES, INC.
          as Guarantor of the NV DIP Notes

By ……………………….

UNILEVER UNITED STATES, INC.
           as Guarantor of the PLC DIP Notes

By ……………………….

UNILEVER UNITED STATES, INC.
          as Guarantor of the Standalone Notes

By ……………………….

DISCLAIMER This Notice of Meetings must be read in conjunction with the Consent Solicitation Memorandum. This Notice of Meetings and the Consent Solicitation Memorandum contain important information which should be read carefully before any decision is made with respect to the relevant Proposed Amendments. If any Noteholder is in any doubt as to the action it should take or is unsure of the impact of the implementation of the relevant Proposed Amendments or the relevant Extraordinary Resolution to be proposed at the relevant Meeting, it is recommended to seek its own financial and legal advice, including as to any tax and legal consequences, from its broker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the relevant Consent Solicitation.

None of the Solicitation Agents, the Tabulation Agent, the Trustee the Issuers, nor any director, officer, employee, agent or affiliate of any such person, is acting for any Noteholder, or will be responsible to any Noteholder for providing any protections which would be afforded to its clients or for providing advice in relation to the relevant Consent Solicitation, and accordingly none of the Solicitation Agents, the Tabulation Agent, the Trustee, the Issuers, nor any director, officer, employee, agent or affiliate of, any such person makes any recommendation whether Noteholders should participate in the relevant Consent Solicitation.

Safe Harbour

This Notice of Meetings may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group” or “Unilever”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current COVID-19 pandemic. These forward-looking statements speak only as of the date of this Notice of Meetings. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission (the “SEC”), including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

Important Information

This Notice of Meetings is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Notice of Meetings is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom. In connection with Unification, Unilever PLC expects to issue ordinary shares (including ordinary shares represented by American Depositary Shares) to security holders of Unilever N.V. in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Unification has not been and will not be approved or disapproved by the SEC, nor has the SEC or any US state securities commission passed upon the merits or fairness of Unification. Any representation to the contrary is a criminal offence in the United States.

The release, publication or distribution of this Notice of Meetings in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this Notice of Meetings is released, published or distributed should inform themselves about and observe such restrictions.

No solicitation will be made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

This Notice of Meetings does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Regulation (EU) 2017/1129.